8/19


04036470

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chevalier itech Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4201 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/24/04



其士科技控股有限公司
（於百慕達註冊成立之有限公司）

CHEVALIER

iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ARIS
3-31-04

其士

貳零零三至貳零零四年度年報

ANNUAL REPORT 2003 - 2004

財務日誌

事項	日期
中期業績公佈	二零零三年十二月十八日
末期業績公佈	二零零四年七月十五日
截止過戶日期	
中期股息	二零零四年一月十二至十六日
末期股息	二零零四年八月二十三至二十七日
股東週年大會	二零零四年九月三日
派發股息	
中期股息每股港幣二仙	二零零四年一月二十日
末期股息每股港幣三仙	二零零四年九月八日

財務概要

（所列帳項均為港幣）

下列為本集團截至二零零四年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	2000	2001	2002	2003	**2004**
財政項目 *（百萬元）*					
總資產	635	549	501	466	**473**
總負債	199	138	116	102	**89**
少數股東權益	0.23	0.18	0.18	0.19	**0.17**
股東資金	436	411	385	364	**384**
股本 *（發行股數－百萬）*	171	171	171	171	**171**
營業額	1,182	1,055	775	688	**671**
年度溢利（虧損）	26	8	(9)	(23)	**23**
每股計算* *（元）*					
盈利（虧損）	0.15	0.05	(0.05)	(0.13)	**0.13**
股息	0.20	0.10	0.05	–	**0.05**
資產淨值（按帳面值）	2.55	2.40	2.25	2.12	**2.24**

* *於前年度之資料及計算乃經過調整，藉以反映於二零零三年六月，本公司之普通股股份合併。*



營業額
（百萬元）
1,182
1,055
775
688
671
2000 2001 2002 2003 2004



溢利（虧損）
（百萬元）
26
8
-9
-23
23
2000 2001 2002 2003 2004



股東資金
（百萬元）
436
411
385
364
384
2000 2001 2002 2003 2004



資產淨值
（每股計算）（元）
2.55
2.40
2.25
2.12
2.24
2000 2001 2002 2003 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

Executive Directors
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors
Shinichi YONEHARA
WU King Cheong

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

30th July, 2004

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND AMENDMENTS TO THE BYE-LAWS

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$0.5 each in the share capital of the Company ("the Share(s)"), and to amend the Bye-laws of the Company.

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 3rd September, 2004 at 10:00 a.m. ("the 2004 Annual General Meeting").

* *For identification purpose only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 112 of the Bye-laws of the'Company, Miss Lily Chow who has been longest in office since her last election, will retire by rotation at the 2004 Annual General Meeting and being eligible, offers herself for re-election. Ordinary resolution will therefore be proposed at the 2004 Annual General Meeting to re-elect Miss Lily Chow as Director of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("the Listing Rules"), the details of Miss Chow are set out as belows:-

Miss Lily CHOW, Executive Director of the Company, aged 41, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Guangdong Provincial Committee of Chinese People's Consultative Conference, Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial Committee of Chinese People's Political Conference and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching, Chairman of the Company. Miss Chow has not held any directorships in any other listed companies in the last three years. Save as disclosed above, Miss Chow does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Miss Chow does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). There is neither any service contract between the Company and Miss Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. In addition to the authorisation of the Board of Directors to fix the remuneration of the Directors at the annual general meeting, the emolument of Director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2004 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2004 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd July, 2004, being the latest practicable date prior to the printing of this circular ("the Latest Practicable Date"), there were 171,355,871 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2004 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 17,135,587 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of the Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2004, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by the shareholders at the 2004 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by the shareholders at the 2004 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers ("the Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:

Name of Substantial Shareholder	Number of Shares held	% of Issued Share Capital at present	% of Issued Share Capital if power is exercised in full to repurchase Shares
CHOW Yei Ching *(Notes 1 and 3)*	93,810,787	54.75%	60.83%
MIYAKAWA Michiko *(Note 2)*	93,810,787	54.75%	60.83%
Chevalier International Holdings Limited ("CIHL") *(Note 3)*	86,994,933	50.77%	56.41%
Chevalier (HK) Limited ("CHK") *(Note 3)*	13,471,200	7.86%	8.74%
Firstland Company Limited ("Firstland") *(Note 3)*	13,471,200	7.86%	8.74%

Notes:–

1. *These shares were held by Dr Chow Yei Ching as (i) personal interest of 6,815,854, (ii) corporate interest of 86,994,933 in which Dr Chow is deemed to be interested in (ii) under Part XV of the SFO.*

2. *These shares were held by Dr Chow. Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 93,810,787 shares under Part XV of the SFO.*

3. *These shares of 13,471,200 were held by Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 shares under Part XV of the SFO.*

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	**Lowest** *HK$*
July 2003	0.700	0.600
August 2003	0.720	0.570
September 2003	1.020	0.760
October 2003	0.820	0.720
November 2003	0.940	0.740
December 2003	2.400	0.830
January 2004	2.100	1.200
February 2004	1.400	1.280
March 2004	1.280	1.170
April 2004	1.200	1.120
May 2004	1.100	0.900
June 2004	0.950	0.850

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2004 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2004 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

AMENDMENTS TO THE BYE-LAWS

The Directors of the Company would like to propose, by way of a special resolution, to amend the Bye-laws of the Company at the 2004 Annual General Meeting in view of the recent amendments to the Listing Rules in respect of the provisions of the bye-laws of a listed company and for the purpose of reflecting the best business practice and facilitating administration of the Company.

The details of the proposed amendments to the Bye-laws of the Company are set out in Resolution 8 in the notice of the 2004 Annual General Meeting and the major amendments include:

(i) to exclude the votes cast by a shareholder which are in contravention of a requirement or restriction under the Listing Rules;

(ii) to prohibit the Directors from voting at and being counted towards the quorum of the board meeting on any matter in which any of his associates has a material interest; and

(iii) to require that the minimum seven-day period for lodgment by the shareholders of the notice to nominate a Director should commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting.

(iv) to enable the removal of a Director before the expiration of his period of office by ordinary resolution at general meeting;

2004 ANNUAL GENERAL MEETING

The notice convening the 2004 Annual General Meeting is set out on pages 6 to 10 of this circular.

A form of proxy for use at the 2004 Annual General Meeting and the Annual Report for 2004 are being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2004 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the Share Issue Mandate, the Repurchase Proposal, the Extension of Share Issue Mandate and the proposal for amendments to the Bye-laws of the Company are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2004 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 3rd September, 2004 at 10:00 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2004.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

* *For identification purpose only*

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as special resolution of the Company:

SPECIAL RESOLUTION

"**THAT** the Bye-laws of the Company be and are hereby amended in the following manner :–

(a) By adding the following new definitions of "associates" in Bye-law 1:–

""associates"shall have the meaning ascribed to it under the Rules Governing the Listing of Securities on the Stock Exchange from time to time"

(b) By deleting the existing definitions of "Company", "Clearing House" and "Hong Kong" in Bye-law 1 and substituting therefor the following new definitions:–

"Company" shall mean Chevalier iTech Holdings Limited;

"Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, modified or replaced or re-enacted from time to time or a clearing house or authorised share depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China:

(c) By adding the following new definition of "holding company" and "subsidiary" in Bye-law 1:–

"the expressions "holding company" and "subsidiary" shall have the meanings ascribed to them by the Companies Act and/or the rules and regulations of the stock exchange in the relevant territories from time to time."

(d) By replacing the words "these presents" by "the bye-laws" of Bye-law 2.

(e) By adding the following new Bye-law 81A immediately after the existing Bye-law 81:

81A. Where the Company has knowledge that any member is, under the applicable Statutes and/or the rules and regulations of the stock exchange in the relevant territories from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. "

(f) By deleting the existing Bye-laws 103(A)(i), (ii), (iii) and (v) in their entirety and substituting therefor the following new Bye-laws:

"103(A)(i) No Director or intended Director shall be disqualified by his office from contracting, in his own capacity or by his associate(s) with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director or his associate(s) shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director or his associate(s) so contracting or being such member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director or his associate(s) holding that office or the fiduciary relationship thereby established, provided that such Director shall forthwith disclose the nature of his or his associate(s) interests in any contract or arrangement in which he or any of his associate(s) is/are interested as required by and subject to the provisions of the Companies Act.

(ii) Notwithstanding such disclosure is made as aforesaid, a Director shall, subject as provided in bye-law 103(A) (iii) not be entitled to vote in respect of any contract or arrangement in which he or any of his associate(s) is/are materially interested and he shall not be counted in the quorum present at the meeting at which such contract or arrangement is considered. The question whether a director or his associate(s) is/are materially interested in a contract or arrangement shall be determined by a resolution of the Board in respect of which the Director or any of his associate(s) whose interest is/are being discussed shall not be entitled to vote.

(iii) Notwithstanding that a Director or his associate(s) is/are or may be materially interested in any relevant contract or arrangement, he shall be entitled to vote on any resolution proposed at a meeting of the board in relation to the following matters:

(a) the giving to such Director or any of his associate(s) of any security or indemnity in respect of money lent or obligations incurred or undertaken by him and/or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any contract, arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant(s) in the underwriting or sub-underwriting of the offer;

(d) any contract, arrangement or proposal in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any contract, arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of any of his associates is derived) or of the voting rights. For the purpose of this paragraph, there shall be disregarded any shares held by a Director or his associate(s) as bare trustee or custodian and in which he or any of them has no beneficial interest (discretionary or otherwise), any shares comprised in a trust in which the Director's interest and/or the interest of his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder(s) and any shares which carry no voting rights at general meetings and very restrictive dividend and return of capital rights;

(f) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities of the Company under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, their associates(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

(v) A general notice to the Directors by a Director that he or any of his associate(s) is/are to be regarded as interested in any contract or arrangement which may be made with any specified person, firm or corporation after the date of such notice shall be a sufficient declaration of interest in relation to any contract or arrangement so made, provided that no such notice shall be of effect unless either it is given at a meeting of the Directors or the Director takes reasonable steps to ensure that it is brought up and read at the next meeting of the Directors after it is given."

(g) By deleting the following words in the existing Bye-law 116:–

"at least seven days before the date of the general meeting" and substituting therefor the following :

"in each case, during the period (being a period of at least seven days) commencing on the day after despatch of the notice of general meeting at which elections to the office of Director are to be considered and ending on the day that falls seven days before the date of the general meeting (both days inclusive)."

(h) By deleting the words "Special Resolution" and substituting therefor the words "Ordinary Resolution" in each of Bye-laws 102(A)(vii) and 118.

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2004

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 23rd August, 2004 to Friday, 27th August, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited not later than 4:00 p.m. on Friday, 20th August, 2004.

(d) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, granting general mandates to issue new shares and to repurchase own shares, and making amendments to the Bye-laws of the Company will be despatched to the members of the Company together with this notice.

並以下述取代：

「所述通知的期間，由發行人就該選舉發送會議通知之後開始計算，而該期限不得遲於會議舉行日期之前七天結束。」

(h) 刪除細則第102(A)(vii)條及第118條中「特別決議案」之字句，並以「普通決議案」之字句取代。

承董事會命
公司秘書
簡嘉翰

二零零四年七月三十日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

(3) 本公司將於二零零四年八月二十三日星期一至二零零四年八月二十七日星期五（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零四年八月二十日星期五下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準証券登記有限公司，以便辦理過戶登記手續。

(4) 一份有關提議重選本公司退任董事、授予一般權力以發行新股份和回購本身股份以及修訂本公司之《公司細則》之說明文件將連同本通告寄予本公司各股東。

(c) 任何有關由他人或公司作出的要約的建議，以供認購或購買公司或其他公司（由公司發起成立或公司擁有權益的）的股份、債券或其他證券，而該董事或其聯繫人因參與該要約的包銷或分包銷而擁有或將擁有權益之合約或安排；

(d) 任何董事或其聯繫人擁有權益的合約或安排，而在該等合約或安排中，董事或其聯繫人僅因其在公司股份或債券或其他證券擁有權益，而與公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益；

(e) 任何有關其他公司作出的建議，而該董事或其聯繫人直接或間接在其中擁有權益（不論以高級人員或行政人員或股東身份）；或任何有關其他公司作出的建議，而該董事或其聯繫人實益擁有該等其他公司的股份，但該董事及其任何聯繫人並非合共在其中（又或該董事或其任何聯繫人藉以獲得有關權益的任何第三間公司）實益擁有任何類別已發行股份或投票權的5%或5%以上之任何合約、安排或建議。就本段而言，不應計及董事或其聯繫人作為被動受托人或保管受托人所持有但並無擁有實益權益之任何股份，及倘若及只要其他人士有權收取有關收入而董事及／或其聯繫人擁有復歸或剩餘權益之信托所涉及之股份，及董事及／或其聯繫人僅作為單位持有人而擁有權益之法定單位信托計劃所涉及之股份。

(f) 任何有關本公司或其附屬公司僱員利益的建議或安排，包括：

(i) 採納、修訂或實施任何董事或其聯繫人可從中受惠的任何僱員股份計劃涉及由公司發行或允許於股份或其他證券之認購權的建議；

(ii) 採納、修訂或實施與公司或其任何附屬公司的董事，該董事之聯繫人及僱員利益有關的股份認購計劃、退休基金計劃、退休計劃、死亡或傷殘利益計劃或其他安排，而其中並無給予董事或其聯繫人任何與該計劃或基金有關的人士一般地未獲賦予特惠或利益之建議或安排；

(v) 一名董事向董事會發出一般通告，表示彼及／或其任何聯繫人士將被視作於某指定人士（此名人士與彼有關連）於該通告發出日期後所訂立的任何合約或安排中擁有利益，將視為已根據本條細則就該等合約或安排充份披露權益，惟該通告必須於董事會會議上提交，或有關董事採取合理行動確保有關通告發出後將於下次董事會會議上提呈以供省覽，否則通告會被視作無效。」；

(g) 刪除現有細則第116條之以下文字：

「最少於會議舉行日期之前七天」

「香港」　　指　中華人民共和國香港特別行政區。

(c) 加入細則第1條「控股公司」及「附屬公司」以下涵義：

「『控股公司』及『附屬公司』具有公司法及／或相關地區證券交易所不時實施的規章制度所賦予的涵義。」

(d) 以「公司細則」之字句取代細則第二條「所提及組織章程大綱」之字句。

(e) 緊隨細則第81條加入新細則第81A條：

第81A條 若本公司知悉，根據不時適用的法律及／或相關地區證券交易所規則制度，任何股東須就某一決議案放棄表決權或只能投贊成或反對票，該股東或其代表任何違反有關規定或限制的投票，不得計入表決結果內。

(f) 刪去現有公司細則第103條(A)(i)、(ii)、(iii)及(v)全部，並以下述新公司細則取代：

第103條(A) (i) 董事或建議或有意之董事概不會因其與本公司訂有合約之身份(關於其職位或利益或作為賣方或買方或任何其他形式)而遭取消資格，任何該等合約或任何其他合約或安排不會因董事或其聯繫人士以任何方式擁有權益而須作迴避，亦不會因任何董事有此等訂約或有此等權益或其聯繫人士有此等訂約或有此等權益，而須向本公司或股東負責因該董事身份或受託關係而訂立之合約或安排下獲得任何酬金、溢利或其他利益，惟該等董事須披露彼等或其聯繫人士擁有任何根據公司法存在權益之任何合約或安排之權益性質。

(ii) 除細則第103(A)(iii)所特別指明的例外情況外，董事不得就任何通過其本人或其任何聯繫人擁有重大權益的合約或安排或任何其他建議的董事會決議進行投票；在確定是否有法定人數出席會議時，其本人亦不得點算在內。

(iii) 董事不得就批准其或其任何聯繫人士擁有重大利益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不可計入法定人數)，惟此項禁止條款不適用於以下任何一項：

(a) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為彼等之利益借出款項或引致或承擔的義務因而向該董事或其聯繫人提供任何抵押或賠償保證之合約或安排；

(b) 本公司或其任何附屬公司就其債項或義務而向第三者提供任何抵押或賠償保證，而就該債項或義務，董事或其聯繫人根據一項擔保或賠償保證或藉着提供一項抵押，已承擔該債項或義務的全部或部份(不論是單獨或共同的)責任之合約或安排；

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、「**動議**：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文(甲)節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

八、作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為特別決議案：

特別決議案

「**動議**本公司之細則將按下列方式作出修訂：

(a) 細則第1條內，加入「聯繫人士」下列涵義：

「聯繫人士」具有上市規則所賦予之涵義；

(b) 刪除細則第1條內現有「公司」、「結算所」及「香港」之定義，並以下列取代：

「公司」 指 Chevalier iTech Holdings Limited；

「結算所」 指 證券及期貨條例(香港法例第571章)之釋義範圍內及其不時生效之任何修訂所指之認可結算所或本公司股份在證券交易所上市或掛牌之該等司法管轄區之法例所認可之任何其他結算所或認可之股份存管處；



CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司 *

(於百慕達註冊成立之有限公司)

茲通告本公司訂於二零零四年九月三日星期五上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、省覽截至二零零四年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、宣佈派發末期股息。

三、重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

普通決議案

五、「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

* *僅供識別*

(iii) 規定股東提交董事提名之通知之最少七天期限，須不早於就有關選舉而召開之大會之通告寄發日期之翌日開始，及並不遲於該大會舉行日期前七天結束；及

(iv) 容許可在董事任期屆滿前在股東大會上以普通決議案罷免該董事。

二零零四年度股東週年大會

召開二零零四年度股東週年大會之通告載於本通函第6頁至第10頁內。

該二零零四年度股東週年大會上適用之代表委任表格及二零零四年度年報現連同本通函一併寄予各股東。無論　閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可出席二零零四年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間(不遲於要求投票表決或要求續會日期起30日)和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事局認為重選退任董事、股份發行授權、回購建議、擴大股份發行之授權以及修訂本公司之《公司細則》之建議均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零四年度股東週年大會上提呈之相關決議案。

此　致

列位股東　台照

承董事會命
Chevalier iTech Holdings Limited
其士科技控股有限公司
主席
周亦卿
謹啟

二零零四年七月三十日

附註：

1. 該等股份由周亦卿博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的86,994,933股；而根據證券及期貨條例第XV部，周博士被視為持有(ii)的權益。

2. 該等股份由周博士持有。根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有同一批93,810,787股股份之權益。

3. 該等13,471,200股股份由Firstland(於香港註冊成立之有限公司及為其士香港全資擁有之附屬公司)。而其士香港亦為其士國際全資擁有之附屬公司，其士國際於百慕達註冊成立之有限公司。根據證券及期貨條例第XV部。其士香港、其士國際、周博士及其配偶被視為間接擁有該13,471,200股股份之權益。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：

	最高	**最低**
	港元	*港元*
二零零三年七月	0.700	0.600
二零零三年八月	0.720	0.570
二零零三年九月	1.020	0.760
二零零三年十月	0.820	0.720
二零零三年十一月	0.940	0.740
二零零三年十二月	2.400	0.830
二零零四年一月	2.100	1.200
二零零四年二月	1.400	1.280
二零零四年三月	1.280	1.170
二零零四年四月	1.200	1.120
二零零四年五月	1.100	0.900
二零零四年六月	0.950	0.850

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零四年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零四年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

修訂《公司細則》

本公司董事擬於二零零四年度股東週年大會上建議，以特別決議案形式修訂本公司之《公司細則》，此舉乃由於《上市規則》近期就上市公司之《公司細則》之條文作出修訂，以及反映最佳商業慣例及方便本公司行政事宜。

建議修訂本公司之《公司細則》之詳情載於二零零四年度股東週年大會通告上第八項決議案，其主要修訂如下：

(i) 取消股東在違反《上市規則》規定或限制下所投票數；

(ii) 禁止董事於董事局會議就彼之聯繫人士有重大利益之事宜投票及計入法定人數內；

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或借貸水平（較本公司截至二零零四年三月三十一日止年度經審核財務報告所披露之情況）將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平（較本公司最近期公佈之經審核帳項所披露之情況）受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法（已修訂）所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事（就彼等作出一切合理查詢後所知）及彼等之任何聯繫人士目前概無意待購回建議於二零零四年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零四年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購及合併守則（「收購守則」）第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東（定義見收購守則）可能取得或鞏固本公司之控制權（視乎該等增加之數額），而須根據收購守則第26條提出強制全面收購建議。

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：

		佔已發行股本之百分比	
主要股東姓名	**持股數量**	**現時**	**倘全面行使購回股份權力**
周亦卿 *（附註1及3）*	93,810,787	54.75%	60.83%
宮川美智子 *（附註2）*	93,810,787	54.75%	60.83%
其士國際集團有限公司（「其士國際」）*（附註3）*	86,994,933	50.77%	56.41%
其士（香港）有限公司（「其士香港」）*（附註3）*	13,471,200	7.86%	8.74%
Firstland Company Limited（「Firstland」）*（附註3）*	13,471,200	7.86%	8.74%

重選退任董事

根據本公司之《公司細則》第112條細則之規定，周莉莉小姐為自上次膺選後起計任職最長之董事，故將於二零零四年度股東週年大會上輪席告退，惟彼等符合資格並願競選連任。因此，於二零零四年度股東週年大會上將提呈普通決議案以重選周小姐為本公司之董事，根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）第13.74條：彼之詳情如下：

周莉莉小姐，本公司執行董事，現年四十一歲，於一九九零年加入其士集團。彼負責本集團之策略性籌劃及業務發展。彼並為中國人民政治協商會議廣東省委員會委員、中國人民政治協商會議浙江省委員會港澳臺僑委員會之特邀委員及上海市婦女聯合會之執行委員。彼持有學士學位及為本公司主席周亦卿博士之千金。於過去三年內，彼並無於任何其他上市公司擔任董事之職。除上文所披露者外，周小姐與本公司之其他董事、高級管理人員、主要股東或控股股東概無任何關係。周小姐並無持有根據證券及期貨條例第XV部（「證券及期貨條例」）所指之本公司股份權益。彼與本公司並無服務合約，亦無訂立任何特定或建議之服務年期。本公司之董事酬金除經股東週年大會上授權董事會釐定外，亦參照公司業績與盈利狀況、同業水平及市場環境而釐定。

發行股份授權

第五項決議案將提呈於二零零四年度股東週年大會（「第五項決議案」）有關授予一般性授權，以賦予本公司董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日（以最早日期止之期間為準）發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十（包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權）。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法（已修訂），本公司可購回股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零四年度股東週年大會上將予提呈之第六項決議案（「第六項決議案」）乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份（最多可達提呈決議案當日本公司已發行股本百分之十）（「購回建議」）。

本公司將予購回之股份均為繳足股份。於二零零四年七月二十三日（本通函付印前之最後實際可行日期（「最後實際可行日期」），本公司已發行股份為171,355,871股。因此，在二零零四年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達17,135,587股。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之其士科技控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：508)

執行董事
周亦卿*(主席)*
馮伯坤*(董事總經理)*
郭海生
簡嘉翰
周莉莉

獨立非執行董事
米原慎一
胡經昌

註冊辦事處
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
一般性授權發行股份及購回本公司股份
及修訂公司細則之建議
股東週年大會

緒言

董事會欲尋求股東批准重選本公司退任董事，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣0.5元之股份(「股份」)及修訂公司細則。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零四年九月三日(星期五)上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零四年度股東週年大會」)處理。

* *僅供識別*

執行董事

周亦卿*（主席）*
馮伯坤*（董事總經理）*
郭海生
簡嘉翰
周莉莉

獨立非執行董事

米原慎一
胡經昌

秘書

簡嘉翰

核數師

德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

東亞銀行
法國巴黎銀行
香港上海滙豐銀行
上海商業銀行
UFJ銀行

律師

齊伯禮律師行
Appleby Spurling Hunter

註冊辦事處

Canon's Court,
22 Victoria Street,
Hamilton, HM 12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

香港股份登記及過戶分處

標準証券登記有限公司
香港灣仔告士打道五十六號
東亞銀行港灣中心地下

股份上市

香港聯合交易所有限公司
股份代號：508

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址

http://www.chevalier-itech.com


CHEVALIER
CHEVALIER GROUP
周亦卿博士，主席

縱然營商環境嚴竣，本集團之表現大幅改善，年內錄得淨利潤港幣22,900,000元，去年則錄得淨虧損港幣22,800,000元。業績理想乃由於技術及維修服務帶來穩定收入及金融產品投資回報有所改善所致。

股息

董事會建議派發末期股息每股港幣三仙(二零零三年：無)予於二零零四年八月二十七日星期五名列於本公司股東名冊內之股東。截至二零零四年三月三十一日止年度，連同已派付之中期股息每股港幣二仙(二零零三年：無)，合共派發股息每股港幣五仙(二零零三年：無)。待即將召開之股東週年大會上獲股東批准，股息單將約於二零零四年九月八日星期三派付。

管理層討論及分析

手提電腦市場競爭非常激烈，但集團繼續致力推出新穎及價格吸引之電腦產品，令市場佔有率逐漸提高。商業機器部門則仍受到負面經濟情況影響。本集團期望香港及區內之經濟情況改善，使辦公室設備的需求相應提高。


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東芝多媒體系列Satellite M30手提電腦

回顧年內，網絡方案及電訊系統部門的營業額錄得輕微下降。年內，該部門獲得多項主要合約，其中包括香港機場快線香港站六星級四季酒店發展項目內的大型電話交換機系統安裝工程合約、一項為香港特區政府各部門提供東芝牌商業電話系統安裝、測試及保養服務的兩年合約及為香港和澳門美國友邦保險公司提供NEC電話交換機系統保養服務合約。


東芝超薄系列Portege A100手提電腦

技術及保養服務部門的營業額及純利於回顧年內同樣大幅增長。該業務表現理想乃團隊致力為客戶提供優質產品及服務，加上嚴格控制成本所致。現時部門的主要客戶包括地鐵公司、滙豐銀行及恒生銀行。


E-Studio 4511 彩色數碼影印機


國際金融中心四季酒店電話交換機工程

總體來説，縱然年內電訊系統業務的表現較去年理想，泰國業務因手提電腦的邊際利潤下跌導致整體業績未如理想。為使返回增長軌道，本集團已重整辦公室設備、手提電腦及技術維修保養服務等其他部門。

為了在利率低企下增加回報，本集團已將其投資組合變得多元化，並投資至一些高息票據及債券上。因此，投資回報佔本集團年內收益的主要部分。本集團將繼續以該策略運用手上之流動資金。

股份合併

於二零零三年六月五日，在本公司舉行之股東特別大會上獲股東批准以本公司股本中每五股每股面值港幣0.10元之現有已發行及尚未發行股份合併為一股每股面值港幣0.50元之新股。



本集團董事總經理馮伯坤先生攝於國際金融中心二期數碼保安監察系統控制室內


TOSHIBA

泰國業務展銷中心

展望

過去為本集團業務艱苦的一年。然而經過二零零二年及二零零三年之主要業務整合後，本集團已返回增長軌道。未來，本集團將考慮擴展手提電腦及電訊業務至中國內地。雖然中國政府最近實施宏觀調控以控制市場上過熱的經濟活動，但整體經濟發展依然強勁，而本集團亦有信心國內消費市場將繼續增長。

同時，本集團對香港經濟復甦同樣樂觀。二零零四年首季度錄得年增長為6.8%，為過去三年多來增長最快的時期。於這個週期內，經濟除受到消費力轉好的推動及出口貿易的帶動外，企業對經濟恢復信心，亦增加資本性投資，從而增加辦公室、電腦設備及其他相關服務的消費。

經過多年的業務重整，本集團已處於更穩健的財務狀況及更穩固的資產狀況。本集團將繼續改善產品、服務及營運效益上的競爭力，為股東增益。

致謝

本人謹藉此機會，代表董事會對全體員工在過去一年的努力，深表謝意。

主席
周亦卿

香港，二零零四年七月十五日

於二零零四年三月三十一日，本集團之總資產淨值約為港幣384,000,000元(二零零三年：港幣364,000,000元)，較二零零三年增加港幣20,000,000元或5%。

總債務與資本比率為0.04%(二零零三年：0.02%)及淨債務與資本比率為零(二零零三年：零)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣384,000,000元(二零零三年：港幣364,000,000元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣151,000元(二零零三年：港幣73,000元)。現金及銀行結存為港幣64,000,000元(二零零三年：港幣78,000,000元)，於過往兩年並無借貸淨額。

年度內，財務費用為港幣22,000元(二零零三年：港幣68,000元)，較二零零三年減少港幣46,000元。

本公司提供公司擔保總值港幣3,102,000元(二零零三年：港幣5,421,000元)，作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

本集團之主要物業詳列如下：

地點	用途	大約 樓面面積 *平方呎*	契約年期	集團 所佔權益 *百分率*
泰國				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis （位於曼谷市之商業大廈）	寫字樓及 陳列室	21,300	永久業權	100
內地				
廣東省廣州市東山廣場 十八樓四、五、六及七室	寫字樓	7,200	中期	100
廣東省廣州市名雅苑 十五樓一號室	員工宿舍	1,400	長期	100
上海金麗廣場十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號 億利工業中心三樓五室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	維修站	2,010	中期	100

董事會將本公司及本集團截至二零零四年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其主要附屬公司及聯營公司之主要業務分別載於第53至54頁及財務報告附註第13項內。

本集團截至二零零四年三月三十一日止年度以業務及地區分類之營業額及其對本集團經營溢利載於財務報告附註第22項內。

業績及撥用

本集團截至二零零四年三月三十一日止年度之業績載於第24頁之綜合收益表內。中期股息每股港幣2仙已於二零零四年一月二十日星期二以現金支付。董事會現建議派發末期股息每股港幣3仙。

股本

年度內，本公司股本之變動載於財務報告附註第20項內。

購股權計劃

有關本公司及其控股公司之購股權計劃可予認購股份詳情載於財務報告附註第27項內。

儲備

年度內，儲備的變動載於財務報告附註第21項內。

投資物業

年度內，投資物業的變動載於財務報告附註第10項內。

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報告附註第11項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之五大供應商佔本集團進貨額91%，而本集團之五大客戶佔本集團銷售額25%，其中最大供應商及客戶分別佔本集團進貨額及銷售額為82%及7%。本公司各董事、其聯繫人士或任何股東(就各董事所知其擁有本公司已發行股本逾5%者)概無與本集團的五大供應商或五大客戶有任何權益。

主要物業

本集團於二零零四年三月三十一日之主要物業詳情載於第9頁。

僱員及薪酬制度

於二零零四年三月三十一日，本集團於全球僱用約600名全職員工。截至二零零四年三月三十一日，員工總開支約為港幣80,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣287,000元。

主要附屬公司及聯營公司

本公司之各主要附屬公司及聯營公司之詳情分別載於第53至54頁及財務報告附註第13項內。

優先承讓權

本公司之細則並無優先承讓權之規定，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士 *（主席）*
馮伯坤先生 *（董事總經理）*
郭海生先生
簡嘉翰先生
周莉莉小姐

獨立非執行董事

米原慎一先生
胡經昌先生

根據本公司之細則，周莉莉小姐須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之權益

周亦卿博士、馮伯坤先生、郭海生先生及簡嘉翰先生在若干合約中擁有權益，概因彼等乃其士國際集團有限公司（「其士國際」）之董事及／或實益擁有其士國際之權益。該等合約之詳情於下文「關連交易」詳盡披露。

除上文所述者外，本公司或其控股公司或其任何附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於任何構成競爭之業務中有任何權益。

關連交易

按香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」的其士國際進行交易。聯交所於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免，當每次其士國際之若干附屬公司與本集團於一般及日常業務範圍內進行關連交易，本公司無需以新聞通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

本集團以市值租金向其士國際之全資附屬公司租用下列物業：

業主	**租用物業(用途)**	**年度租金** *港幣千元*
萬珠發展有限公司	其士商業中心的部份(寫字樓)	111
拔創有限公司	其士工程服務中心的部份 (寫字樓／貨倉)	3,255
星穎有限公司	金都大廈的部份(寫字樓)	28
星穎有限公司	東山廣場的部份(寫字樓)	94

年度內，繳付予其士國際集團租金約為港幣3,500,000元。

關連交易(續)

本公司獨立非執行董事確認本集團在截至二零零四年三月三十一日止年度內達成上述之交易為：

(i) 本集團一般及日常業務；

(ii) 以一般商業條款進行或非較獨立第三方可獲之條款優厚者；

(iii) 對本公司之股東而言均為公平及合理；及

(iv) 在有關豁免書內所述之有關金額內。

董事及主要行政人員之證券權益

於二零零四年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益 — 股份

		普通股股份數目			權益概約
董事名稱	**身份**	**個人權益**	**公司權益**	**總數**	**百分比**
					(%)
周亦卿	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	93,810,787	54.75
馮伯坤	實益擁有人	2,580,000	—	2,580,000	1.5
郭海生	實益擁有人	2,400,000	—	2,400,000	1.4
簡嘉翰	實益擁有人	451,200	—	451,200	0.26
米原慎一	實益擁有人	600	—	600	0.00035

董事及主要行政人員之證券權益(續)

(甲) 本公司權益 — 股份(續)

* *周亦卿博士實益持有其士國際140,669,359股股份,佔其士國際股份約50.49%。根據證券及期貨條例,周博士被視為擁有其士國際持有之本公司股份86,994,933股之權益,周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益 — 股份

			普通股股份數目		權益概約
董事名稱	**相聯公司**	**身份**	**個人權益**	**總數**	**百分比**
					(%)
周亦卿	其士國際	實益擁有人	140,669,359	140,669,359	50.49
馮伯坤	其士國際	實益擁有人	93,479	93,479	0.03
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原愼一	其士國際	實益擁有人	1,671	1,671	0.0006

除上文及下文之「購股權計劃」披露者外,於二零零四年三月三十一日,就本公司董事及主要行政人員所知,概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉),或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉;或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

本公司及其士國際於一九九一年九月三十日採納購股權計劃(分別稱「其士科技舊計劃」及「其士國際舊計劃」)。該等計劃已於二零零一年九月二十九日屆滿，此後亦無再根據其士科技舊計劃及其士國際舊計劃授出其他購股權。於二零零四年三月三十一日，根據本公司及其相聯公司之購股權計劃尚未行使之購股權詳情如下：

(甲) 本公司權益 — 購股權

				購股權數目				
			每股	於二零零三年四月一日	於年內	於年內	於年內	於二零零四年三月三十一日
董事名稱	授出日期	行使購股權之期限	行使價格	持有	行使	註銷	失效	持有
			(港元) *(附註)*	*(附註)*			*(附註)*	
周亦卿	17/12/1999	30/06/2000-29/06/2003	2.32	1,400,000	–	–	1,400,000	–
馮伯坤	17/12/1999	30/06/2000-29/06/2003	2.32	1,310,000	–	–	1,310,000	–
郭海生	17/12/1999	30/06/2000-29/06/2003	2.32	1,000,000	–	–	1,000,000	–
簡嘉翰	17/12/1999	30/06/2000-29/06/2003	2.32	1,000,000	1	–	999,999	–
周莉莉	17/12/1999	30/06/2000-29/06/2003	2.32	1,000,000	–	–	1,000,000	–

於二零零四年三月三十一日，根據其士科技舊計劃所有尚未行使的購股權均已於二零零三年六月二十九日屆滿。

購股權計劃(續)

(乙) 相聯公司權益 — 購股權

					購股權數目					
					於二零零三年					於二零零四年
				每股	四月一日	於年內	於年內	於年內	於年內	三月三十一日
董事名稱	相聯公司	授出日期	行使購股權之期限	行使價格	持有	行使	註銷	失效	出售	持有
				(港元)						
				(附註)	(附註)				(附註)	
周亦卿	其士國際	17/12/1999	30/06/2000-29/06/2003	2.44	1,690,000	–	–	–	1,690,000	–
馮伯坤	其士國際	17/12/1999	30/06/2000-29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
郭海生	其士國際	17/12/1999	30/06/2000-29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
簡嘉翰	其士國際	17/12/1999	30/06/2000-29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–

於二零零四年三月三十一日，並無尚未行使之其士國際舊計劃之購股權權益。

附註： 其士科技舊計劃及其士國際舊計劃所涉及之每股行使價、本公司購股權及其士國際購股權數目已就二零零三年六月六日生效之五合一股份合併作出調整。

其士國際股東及本公司股東於二零零二年九月二十日在各自舉行之二零零二年度股東週年大會上批准本公司一項購股權計劃(「其士科技計劃」)。其士國際股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上批准另一項其士國際購股權計劃(「其士國際計劃」)。其士科技計劃及其士國際計劃完全符合上市規則第十七章之規定。於二零零四年三月三十一日，並無購股權根據其士科技計劃及其士國際計劃而授出、行使、註銷或失效。

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

除於財務報告附註第29(a)項所述之本公司與其士國際集團簽訂的管理服務協議外，年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席，現年六十八歲，彼為其士集團之創辦人。周博士亦為其士國際之主席兼董事總經理，該公司為香港上市公司及本公司之主要股東。彼亦為萬順昌集團有限公司、電視廣播有限公司及邵氏兄弟（香港）有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會永遠榮譽會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼為本公司之執行董事周莉莉小姐之父親。周博士為其士（香港）有限公司及Firstland Company Limited之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例，該兩間公司擁有本公司股本中須予披露的權益。

馮伯坤先生，董事總經理，現年五十二歲，於一九七四年加入其士集團，彼為其士國際之董事，該公司為香港上市公司及本公司之主要股東。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術，亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與其士集團之投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。馮先生為其士（香港）有限公司及Firstland Company Limited之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例，該兩間公司擁有本公司股本中須予披露的權益。

董事簡介(續)

執行董事(續)

郭海生先生,董事,現年五十四歲,於一九七二年加入其士集團,彼為其士國際之董事總經理,該公司為香港上市公司及本公司之主要股東。彼亦為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席,並為香港註冊升降機及自動梯工程師,彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗,負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。郭先生為其士(香港)有限公司及Firstland Company Limited之董事,該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例,該兩間公司擁有本公司股本中須予披露的權益。

簡嘉翰先生,董事及公司秘書,現年五十三歲,於一九八六年加入其士集團,彼為其士國際之董事及公司秘書,該公司為香港上市公司及本公司之主要股東。彼亦為冠華國際控股有限公司及亞洲聯盟集團有限公司(前稱「i100 Limited」)之非執行董事。簡先生負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學學士學位,亦為英國特許公認會計師公會資深會員及香港會計師公會會員。簡先生為其士(香港)有限公司及Firstland Company Limited之董事,該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例,該兩間公司擁有本公司股本中須予披露的權益。

周莉莉小姐,董事,現年四十一歲,於一九九零年加入其士集團。彼負責本集團之策略性籌劃及業務發展。彼並為中國人民政治協商會議廣東省委員會委員、中國人民政治協商會議浙江省委員會港澳臺僑委員會之特邀委員及上海市婦女聯合會之執行委員。彼持有學士學位及為本公司主席周亦卿博士之千金。

董事簡介(續)

獨立非執行董事

米原慎一先生，現年五十三歲，於二零零一年加入董事會。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co., Ltd，並於二零零一年一月榮休。彼於一九八三年至一九九二年期間獲委任為三井物產(香港)有限公司機械部之總經理。米原先生在航空、電訊及資訊科技業務具有豐富經驗。

胡經昌先生，現年五十三歲，於二零零二年十月加入董事會。彼為利昌金鋪有限公司常務董事，並為香港特別行政區立法會議員(金融服務界)、東區區議會議員、香港中華總商會副會長、香港房屋委員會會員、衛奕信勳爵文物信託受託人委員會成員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司，此計劃之定義見職業退休計劃條例，屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免，並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商，自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團承聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5%注入供款，惟每月薪金以港幣20,000元為上限。根據法例規定，有關利益須保留至六十五歲之退休年齡方可領取。

年度內，本集團在該等計劃之總供款為港幣3,682,000元，其中已扣除之已沒收供款為港幣569,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣13,000元之已沒收供款可用以抵減僱主之未來供款。

主要股東之證券權益

於二零零四年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量	權益概約百分比 (%)
周亦卿 *(附註1及3)*	93,810,787	54.75
宮川美智子 *(附註2及3)*	93,810,787	54.75
其士國際 *(附註3)*	86,994,933	50.77
其士(香港)有限公司(「其士香港」) *(附註3)*	13,471,200	7.86
Firstland Company Limited(「Firstland」) *(附註3)*	13,471,200	7.86

附註：

1. *該等股份由周博士持有，包括(i)6,815,854股個人權益，(ii)由法團所持有的86,994,933股；根據證券及期貨條例，周博士被視為持有(ii)的權益。*

2. *該等股份由周博士持有。根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有同一批93,810,787股股份之權益。*

3. *該等13,471,200股股份由Firstland(於香港註冊成立之有限公司)持有。Firstland為其士香港(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士香港為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為擁有Firstland所持13,471,200股股份之權益。*

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零四年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份或債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃及授予若干董事之購股權外，於本年度任何時間內，本公司或其任何控股公司或其任何附屬公司或同系附屬公司概無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則之規定成立，並於年內舉行兩次會議，其中成員包括本公司兩位獨立非執行董事米原慎一先生及胡經昌先生。於會議內，審核委員會與管理層已審閱本集團之關連交易、中期及年度報告書，並審閱本集團所採納之會計原則及實務及討論有關審核、內部監管及財務申報事宜。

企業管治

董事會認為本公司於年內均遵守上市規則附錄十四所載之最佳應用守則之指引。本公司已採納上市規則附錄十所載之標準守則。

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知、公眾人士所持有本公司股份超過本公司已發行股份總數25%。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，二零零四年七月十五日

Deloitte.
德勤

致CHEVALIER iTECH HOLDINGS LIMITED股東
（於百慕達註冊成立之有限公司）

本核數師已將刊於第24頁至第54頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

根據百慕達《公司條例》第九十條，本行之責任是根據我們的審核，對該等財務報告書作出獨立的意見，並將此意見謹向股東作出報告，而不作其他用途，我們概不就本報告之內容而向任何其他人士負責或承擔任何責任。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於二零零四年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零四年七月十五日

綜合收益表

截至二零零四年三月三十一日止年度

	附註	2004 港幣千元	2003 港幣千元
營業額	4	**670,583**	687,903
銷售成本		**(597,626)**	(604,595)
毛利		**72,957**	83,308
其他收益		**8,924**	10,454
經銷成本		**(52,642)**	(94,629)
行政開支		**(3,757)**	(5,863)
其他經營開支		**(1,979)**	(1,499)
經營溢利(虧損)		**23,503**	(8,229)
財務費用		**(22)**	(68)
所佔聯營公司業績		**(77)**	1,927
終止營運收益(虧損)	5	**1,016**	(12,093)
除税前溢利(虧損)	6	**24,420**	(18,463)
税項	7	**(1,557)**	(4,334)
本年度溢利(虧損)		**22,863**	(22,797)
股息	8	**8,568**	–
每股盈利(虧損)	9		
基本		**13.34港仙**	(13.30)港仙
攤薄		**不適用**	不適用

二零零四年三月三十一日結算

	附註	2004 港幣千元	2003 港幣千元
非流動資產			
投資物業	10	**5,160**	5,160
物業、廠房及設備	11	**29,042**	26,255
聯營公司權益	13	**2,239**	9,618
證券投資	14	**5,000**	17,800
定期存款		**7,800**	—
		49,241	58,833
流動資產			
存貨	15	**67,069**	56,946
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	16	**77,075**	111,864
應收最終控股公司款項		**245**	—
就合約工程應向客戶收取的款項	17	**428**	1,244
可取回税項		**487**	472
證券投資	14	**152,769**	86,058
銀行結存及等同現金		**124,486**	149,033
		423,704	406,752
流動負債			
應付款項、存入按金及應付費用	18	**66,315**	66,384
應付最終控股公司款項		**—**	6,290
就合約工程應向客戶支付的款項	17	**1,322**	4,530
應付票據		**1,721**	2,086
遞延服務收入		**18,664**	19,525
課税準備		**633**	2,277
無抵押銀行透支		**151**	73
		88,806	101,165
流動資產淨值		**334,898**	305,587
總資產減流動負債		**384,139**	364,420
非流動負債			
遞延税項	19	**379**	—
少數股東權益		**174**	186
		383,586	364,234
股本及儲備			
股本	20	**85,678**	85,678
儲備	21	**297,908**	278,556
		383,586	364,234

本財務報告由24頁至54頁於二零零四年七月十五日經董事會通過及授權刊發並由以下董事代表簽署：

馮伯坤 *董事*	**郭海生** *董事*

資產負債表

截至二零零四年三月三十一日結算

	附註	2004 港幣千元	2003 港幣千元
非流動資產			
物業、廠房及設備	11	**151**	189
所佔附屬公司權益	12	**100,233**	96,729
證券投資	14	**–**	17,800
		100,384	114,718
流動資產			
應收帳款、存出按金及預繳款項		**494**	1,797
應收最終控股公司款項		**245**	–
應收附屬公司款項		**241,044**	100,259
證券投資	14	**–**	72,214
銀行結存及等同現金		**32,185**	110,333
		273,968	284,603
流動負債			
應付款項、存入按金及應付費用		**4,361**	3,858
應付最終控股公司款項		**–**	6,290
應付附屬公司款項		**40,950**	59,965
		45,311	70,113
流動資產淨值		**228,657**	214,490
		329,041	329,208
股本及儲備			
股本	20	**85,678**	85,678
儲備	21	**243,363**	243,530
		329,041	329,208

馮伯坤
董事

郭海生
董事

截至二零零四年三月三十一日止年度

	2004 港幣千元	2003 港幣千元
年初之總權益	**364,234**	384,868
重估物業盈餘	**1,238**	392
申算海外附屬公司財務報告所產生之兌換差額	**(1,322)**	1,771
未於收益表上確認之淨(虧損)收益	**(84)**	2,163
年度溢利(虧損)	**22,863**	(22,797)
已付股息	**(3,427)**	—
年末之總權益	**383,586**	364,234

綜合現金流動表

截至二零零四年三月三十一日止年度

	附註	2004 港幣千元	2003 港幣千元
經營業務			
除稅前溢利(虧損)		**24,420**	(18,463)
調整以下項目：			
所佔聯營公司業績		**77**	(1,927)
利息收入		**(9,783)**	(5,999)
利息支出		**22**	68
折舊		**4,803**	4,844
已實現及未實現之證券投資淨(收益)虧損		**(6,595)**	1,431
出售固定資產之虧損		**58**	6,091
物業、廠房及設備之資產減值		**–**	1,218
重估物業之(盈餘)虧絀		**(828)**	78
營運資金變動前經營現金流動		**12,174**	(12,659)
存貨(增加)減少		**(8,652)**	14,384
應收帳款，存出按金及預繳款項減少(增加)		**37,094**	(2,305)
就合約工程應向客戶收取款項之減少		**806**	324
投資及證券增加		**(47,316)**	(16,562)
應付票據(減少)增加		**(365)**	1,509
應付款項，存入按金及應付費用減少		**(713)**	(23,838)
就合約工程應向客戶支付款項(減少)增加		**(3,208)**	78
遞延服務收入(減少)增加		**(869)**	536
滙兑調整		**(6,323)**	1,014
經營業務之現金使用		**17,372**	(37,519)
已繳付利得稅		**(3,646)**	(1,814)
利得稅退款		**809**	725
已付利息		**(22)**	(68)
經營業務之現金支出		**(20,231)**	(38,676)
投資業務			
已收利息		**9,253**	6,236
收取聯營公司之股息		**–**	10,386
聯營公司之還款		**331**	219
購入物業、廠房及設備		**(6,195)**	(6,595)
出售物業、廠房及設備		**1,572**	957
存放定期存款		**(7,800)**	–
出售聯營公司		**6,971**	–
出售附屬公司		**–**	1,058
來自投資業務之現金淨額		**4,132**	12,261
融資業務			
已付股息		**(3,427)**	–
向最終控股公司(還款)借款		**(6,535)**	4,834
(使用於)來自融資之現金淨額		**(9,962)**	4,834
現金及等同現金項目減少		**(26,061)**	(21,581)
於年初之現金及等同現金項目		**148,960**	170,240
滙兑調整		**1,436**	301
於年終之現金及等同現金項目		**124,335**	148,960
銀行結存及等同現金		**124,486**	149,033
銀行透支		**(151)**	(73)
		124,335	148,960

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市，本公司之最終控股公司為其士國際集團有限公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股及證券投資，而其附屬公司之主要業務已呈列於第53及54頁。於本年度內已終止電訊服務及零售業務。

2. 採納會計實務準則

於本年度，本集團採納由香港會計師公會頒佈之會計實務準則第12號（經修訂）「所得稅」。落實會計務準則第12號（經修訂）之主要影響涉及遞延稅項。會計實務準則第12號（經修訂）規定，除少數例外情況外，須採納資產負債表負債法，據此遞延稅項乃就資產及負債於財務報告之賬面值與用作計算應課稅溢利之相應稅基之間所有臨時差異而確認。由於會計實務準則第12號（經修訂）並無任何具體過渡規定，故新會計政策已獲追溯應用。採納該等經修訂政策對本年度或以往各會計年度之業績並無重大影響。故此無需作出前期調整。

3. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業估值及證券投資作出調整並符合香港普遍採納之會計準則。主要會計政策載列如下：

(a) 綜合帳項基礎

綜合帳包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下列(d)項。

年內收購或出售附屬公司及聯營公司自其有效收購日起計算或至其售出日止之業績已包括於收益表內。

(b) 綜合帳項商譽／負值商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值（以資產淨值作基準）之差額，負值商譽乃指在收購日之公平價值（以資產淨值作基準）高於收購價之差額，於收購當年撥入儲備帳中。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽被決定減值時才計算在損益表內。

於二零零一年四月一日後，從收購所產生的商譽會被資本化及以其估計可使用年期以直線法攤銷。任何已辨認之減值損失會即確認為費用。

於二零零一年四月一日前從收購所產生的負值商譽，會保留在儲備內及當出售有關之附屬公司或聯營公司時會回撥並計入收益表內。

於二零零一年四月一日後，由收購所產生的負值商譽將會根據市況分析從資產中扣除並計算在損益表內。收購聯營公司所產生的負值商譽會於聯營公司所載值扣除。收購附屬公司所引起的負值商譽會以資產扣除於資產負債表內分別呈報。

(c) 附屬公司

附屬公司投資以成本價扣除任何確認之減值列於本公司資產負債表內。

3. 主要會計政策(續)

(d) 所佔聯營公司權益

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

(e) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入乃按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表。

於出售重估物業時，有關投資物業重估之增值則轉入收益計算表內。

除契約的尚餘年期只有二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(f) 物業、廠房及設備

(i) 物業

持作固定資產的自用物業乃按重估值，即重估日之公開市值，減去期後之折舊入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備，但若此增值曾從收益表中為同一資產扣除的虧絀之數額，則確認為收入。重估時產生的帳面淨值減少數額如超過該重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

(ii) 廠房及設備

廠房及設備乃按成本值減去折舊及累積減值虧損列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	**每年折舊**
電腦設備	20%	40%
其他	20%	20%

出租設備則按成本值按每年折舊率百分之二十或租賃年期兩者間之較短年期作出折舊撥備。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

3. 主要會計政策(續)

(g) 待售物業

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同,則根據協議出售價。

(h) 存貨

存貨指一般商品及耗用物料,一般商品乃按成本或可變現值二者之較低值入帳,而耗用物料則為成本減提取準備入帳,成本以加權平均法計算。

(i) 證券投資

證券投資於交易日確認,初步以成本衡量。於期後之報告日,本集團已表達意願及有能力持至到期日(持至到期日之債務證券),是以其折舊成本扣除減值虧損以反映其不可收回值。任何收購持至到期日證券之折讓或溢價之每年折舊會與其他投資收入按投資工具之年期累積,以達至於每段期間所確認之收益作為恆常之投資回報。

除持有至到期日債務證券外,其他投資均分類為投資證券及其他投資。

投資證券指持有作特定長遠策略目標之證券,按其後滙報日期之成本值及減去任何非臨時減值虧損計算。

其他投資乃按公平值計算,而未變現損益則計入期內之收益表。

(j) 安裝合約

當一項合約的成果能夠可靠地估計時,合約成本會按年度施工價值,根據結算當日合約活動的完工程度計入收益表。

當一項合約的成果不能可靠的估計時,合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時,預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額,就適用情況呈列於資產負債表為「就合約工程應向客戶收取的款項(作為資產)」或「就合約工程應用客戶支付的款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債。客戶尚未支付已就工程進度開出之帳單金額,乃包括於資產負債表中之「應收帳款,存出按金及預繳款項」。

(k) 資產減值

於每一個結算日,本集團審閱其資產之所載帳面值,以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值,所載帳面值會減少至可收回款額,減值虧損將予即時確認。除該資產以其他基準估值列帳,此時減值將作重估減值處理。

當減值虧損於期後撥回,資產之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損,高出於此情況下所釐定之帳面之數額則不會撥回。當減值虧損之撥回根據有關會計政策就重估資產入帳時,除非該等資產以重估數額入帳,否則任何減值虧損之撥回於其發生期間即時確認為收益。

3. 主要會計政策(續)

(l) 收益之確認

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

當一項安裝合約的成果能夠可靠地估計時，合約收入會根據年度施工價值，按完工百分比法確認。工程變更，索償及獎勵金及按與客戶達成協議部份入帳。當一項安裝合約的成果不能夠可靠地估計時，確認之收益僅為可能收回之已支出合約成本。

銀行利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

出售有價證券之收益乃於交易日入帳。

租金收益及其他營業性租賃收益乃按平均分攤方法根據其租賃年期入帳。

股息及其他投資利息收益須按股東收受股息之權利被確認時方予以入帳。

(m) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期以平均分攤方法列入收益表內。

(n) 退休保障計劃

於損益表扣除之退休保障費用乃指於本年度根據本集團所定義之供款計劃之應付供款。

(o) 外幣換算

本集團，除不在香港經營之公司外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兌換為港元。資產負債表結算日之外幣流動資產及負債概按結算日率申算為港元。所有外換算盈虧均於收益帳內結算。

綜合報告時，海外附屬公司及聯營公司之財務報告乃按結算日率申算為港元。收益及費用項目則以本年度平均滙率結算。如有任何滙兑差額產生，則視為權益而列入滙兑儲備內。此滙兑差額會於出售附屬公司或聯營公司時會列為當年之收益或費用處理。

(p) 稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃根據本年度之應課稅溢利計算。於收益表內呈報之應課稅溢利與溢利淨額有所不同，原因在於應課稅溢利不包括其他年度應課稅或可扣稅之收入或支出項目，亦不包括從未課稅或扣稅之收益表項目。

遞延稅項乃財務報告與用作計算應課稅溢利之有關稅基之資產及負債帳面值出現差額而預期應付或可收回之稅項，利用資產負債表負債方法入帳。遞延稅項負債一般就所有應課稅暫時差額而確認，遞延稅項資產則予以確認，惟以日後可能產生應課稅溢利而可扣稅暫時差額可以動用者為限。倘暫時差額乃源自商譽(或負商譽)，或源自對應課稅溢利或會計溢利造成影響之交易中其他資產及負債之確期確認(業務合併除外)，則有關之資產及負債不會予以確認。

遞延稅項負債乃就於附屬公司及聯營公司投資及於合營企業權益而產生之應課稅暫時差額予以確認，除非本集團能夠控制暫時差額之撥回，以及暫時差額應該不會於可見未來撥回。

3. 主要會計政策(續)

(p) 稅項(續)

遞延稅項資產之帳面值會於每個結算日進行審閱，並減少至不再具備足夠之應課稅溢利收回全資產或其任何部份為止。

遞延稅項乃按償還負債或資產變現所屬期間預期適用之稅率計算。遞延稅項計入收益表內或於當中扣除，惟涉及直接計入股本或於當中扣除之項目則除外，在此情況下遞延稅項將於股本內處理。

(q) 等同現金

等同現金乃可即時轉化為已知金額並局限於不主要之價值變化風險之短期及高流動性之投資。

4. 營業額

營業額乃代表本集團銷售貨品、提供服務及投資收益之已收及應收淨額。本集團按業務分類及地區劃分之營業額分析已載列於附註22。

5. 終止營運收益(虧損)

於本年度之抵免乃主要代表上年度對一般商品貿易及電訊設備零售及代理服務終止營運所產生之成本作出超額撥備所至。超額撥備及上年度之虧損詳列如下：

	2004 **港幣千元**	2003 港幣千元
不可撤銷之經營租約支出之超額預備(預備)	**645**	(1,927)
裁減員工支出之超額預備(預備)	**408**	(3,264)
出售物業、廠房及設備之虧損	**–**	(5,425)
物業、廠房及設備之資產減值	**–**	(1,218)
存貨減值撥備	**(37)**	(259)
	1,016	(12,093)

5. 終止營運收益(虧損)(續)

本集團終止營運詳情如下：

(a) 於二零零二年九月，本集團之董事局決定停止其於香港之電訊設備零售及電訊代理服務之業務。所有營運已於二零零三年五月終止。因終止營運所產生之虧損總額為港幣8,030,000元。於前期因結束零售店舖之費用所作之超額撥備為港幣948,000元，並已於本年度收益表中抵免(二零零三年：虧損港幣8,978,000元)。

於本年度終止之業績及包括於綜合財務報告有關電訊設備零售及電訊代理服務資產及負債之所載值如下：

	2004 **港幣千元**	2003 港幣千元
營業額	**994**	73,893
其他經營收益	**3,180**	8,394
經營成本	**(1,394)**	(90,861)
經營虧損	**2,780**	(8,574)
總資產	**2,492**	11,395
總負債	**(2,853)**	(9,855)

於本年度，電訊服務及零售業務對本集團淨營運現金流動之貢獻為港幣4,504,000元(二零零三年：使用為港幣5,840,000元)，對於投資業務之貢獻為港幣159,000元(二零零三年：使用為港幣1,112,000元)，對於融資業務之使用為港幣4,877,000元(二零零三年：貢獻港幣7,040,000元)。

(b) 於上財政年度，本集團已結束所有位於香港之一般商品貿易零售店舖及停止其業務。因終止營運所產生之虧損總額為港幣3,047,000元。於前年度因結束零售店舖之費用所作之超額撥備為港幣68,000元，已於本年度之收益表中抵免(二零零三年：虧損港幣3,115,000元)。

於上年度期間之業績及於綜合財務報告內有關一般商品貿易業務之資產及負債之所載值如下：

	2004 **港幣千元**	2003 港幣千元
營業額	**–**	14,159
其他經營收益	**–**	1,690
經營成本	**–**	(20,901)
經營虧損	**–**	(5,052)
總資產	**27**	1,287
總負債	**(992)**	(3,995)

於本年度，一般商品貿易對本集團淨營運現金流動之使用為港幣1,203,000元(二零零三年：港幣2,195,000元)，對於融資業務之貢獻為港幣1,202,000元(二零零三年：港幣1,765,000元)。於上年度內對投資業務之貢獻為港幣23,000元。

6. 除税前溢利(虧損)

	2004 港幣千元	2003 港幣千元
除税前溢利(虧損)已扣除下列各項目：		
核數師酬金		
本年度	**889**	1,253
前年度之超額撥備	**(288)**	–
	601	1,253
物業、廠房及設備折舊	**4,803**	4,844
出售物業、廠房及設備之虧損	**58**	6,091
物業、廠房及設備之資產減值	**–**	1,128
營業性租賃之樓宇租用支出	**10,592**	28,754
員工開支(附註)	**80,392**	104,221
已實現及未實現之證券投資淨虧損	**–**	1,431
銀行透支償還期不超逾五年之利息	**22**	68
重估物業虧絀：		
自用物業	**–**	198
並包括下列項目：		
物業租金收入港幣586,000元（二零零三年：港幣657,000元）減物業支出	**420**	448
租賃收益港幣4,051,000元（二零零三年：港幣1,990,000元）減除物業外其他營業性租賃之支出	**1,778**	1,260
已實現及未實現之證券投資淨盈餘	**6,595**	–
銀行及其他利息收入	**3,035**	4,838
債券利息收入	**6,748**	1,161
外滙兑換收益	**4,035**	2,572
重估投資物業盈餘		
投資物業	**–**	120
自用物業	**828**	–

附註： 包括於員工開支為董事袍金披露於附註23。員工開支已包括港幣1,056,000之裁減員工付款(二零零三年：港幣3,796,000元)。

7. 税項

	2004 港幣千元	2003 港幣千元
現時税項		
本公司及其附屬公司		
香港	**748**	1,142
海外	**430**	2,842
	1,178	3,984
聯營公司應佔税項		
香港	**–**	350
遞延税項		
香港	**379**	–
	1,557	4,334

香港利得税準備乃根據本集團各公司之估計應課税溢利減可運用之前期虧損税務寬減及按税率17.5%(二零零三年：16%)計算。香港利得税率由16%上升至17.5%於二零零三至二零零四應課税年度起生效，此上升之影響已反映於二零零四年三月三十一日止本年度及遞延税項結算之計算。

海外之課税準備乃按照各公司當地法例之適用税率及估計應課税溢利計算。

7. 稅項(續)

年內扣減與根據綜合收益表列示之除稅前溢利(虧損)對帳如下：

	2004 港幣千元	2003 港幣千元
除稅前溢利(虧損)	**24,420**	(18,463)
減：所佔聯營公司業績	**77**	(1,927)
	24,497	(20,390)
按利得稅率17.5%計算之稅項(二零零三年：16%)*(附註)*	**4,287**	(3,262)
不可扣稅支出之稅務影響	**356**	857
毋須課稅收入之稅務影響	**(2,192)**	(1,623)
未確認遞延稅項虧損之稅務影響	**1,282**	6,566
動用過往未確認之遞延稅項虧損	**(3,092)**	(139)
未確認遞延稅項資產之稅務影響	**868**	610
於其他司法權益經營之附屬公司不同稅率之影響	**195**	1,231
其他	**(147)**	(256)
年內本公司及附屬公司之稅項支出	**1,557**	3,984

附註：　採用本集團大部份業務所在之司法權區地方稅率計算。

8. 股息

	2004 港幣千元	2003 港幣千元
已派中期股息 每股港幣2仙(二零零三年：無) 予171,353,871股	**3,427**	–
擬派末期股息 每股港幣3仙(二零零三年：無) 予171,355,871	**5,141**	–
	8,568	–

9. 每股盈利(虧損)

每股基本盈利(虧損)之計算乃根據本年盈利港幣22,863,000元(二零零三年：虧損港幣22,797,000元)及普通股加權平均股數171,355,871(二零零三年：171,355,870)股計算。於二零零三年六月，每五股港幣0.1元之普通股合併為每股港幣0.5元已於普通股加權平均股數內作出調整。

因本公司之股份認購股權價高於股份之平均市價，故並未有列出本年度之每股攤薄盈利。因行使本公司之股份認購股權將引致每股虧損減少，並未有列出上年度每股攤薄虧損。

10. 投資物業

	集團	
	2004 港幣千元	2003 港幣千元
位於內地之中期物業	**5,160**	5,160

投資物業於二零零四年三月三十一日由獨立專業估值師戴德梁行按公開市場價值重估。

投資物業之年度租金收益為港幣419,000元(二零零三年：港幣468,000元)。

11. 物業、廠房及設備

	物業							傢俬、裝置 辦公室設備及汽車		
	香港	海外		內地						
	中期契約 港幣千元	永久業權 港幣千元	短期契約 港幣千元	長期契約 港幣千元	中期契約 港幣千元	發射器及通訊設備 港幣千元	機器、工具及設備 港幣千元	持作營業性持作自用 港幣千元	租賃用途 港幣千元	合計 港幣千元
集團										
成本值或估值										
二零零三年四月一日	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469
滙兌調整	–	611	25	–	–	–	367	541	228	1,772
添置	–	–	–	–	–	–	589	1,059	4,547	6,195
出售	–	–	–	–	–	(171)	(2,505)	(4,700)	(1,975)	(9,351)
重估盈餘(虧損)	350	969	117	(10)	–	–	–	–	–	1,426
二零零四年三月三十一日	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511
累積折舊及資產減值										
二零零三年四月一日	–	–	–	–	–	222	11,510	15,438	1,044	28,214
滙兌調整	–	–	–	–	–	–	269	464	80	813
年度折舊	101	268	119	29	123	24	1,353	1,139	1,647	4,803
售出撥回	–	–	–	–	–	(153)	(2,347)	(4,399)	(822)	(7,721)
重估撥回	(101)	(268)	(119)	(29)	(123)	–	–	–	–	(640)
二零零四年三月三十一日	–	–	–	–	–	93	10,785	12,642	1,949	25,469
帳面淨值										
二零零四年三月三十一日	4,800	8,565	437	1,680	1,710	38	2,223	3,838	5,751	29,042
二零零三年三月三十一日	4,450	6,985	295	1,690	1,710	80	3,047	4,142	3,856	26,255

本集團物業、廠房及設備之成本須及估值如下：

	中期契約	永久業權	短期契約	長期契約	中期契約	發射器及通訊設備	機器、工具及設備	持作營業性持作自用	租賃用途	合計
成本	–	–	–	–	–	131	13,008	16,480	7,700	37,319
二零零四年專業估值	4,800	8,565	437	1,680	1,710	–	–	–	–	17,192
	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511

物業均由獨立專業估價人士於二零零四年三月三十一日按公開市場基準予以重估。香港物業由簡福飴測量行重估。海外物業由Brooke Real Estate Limited重估。內地物業由戴德梁行重估。

如該類物業按成本減除累積折舊入帳，於二零零四年三月三十一日之所載帳面淨值應為港幣22,286,000元（二零零三年：港幣23,026,000元）。

11. 物業、廠房及設備(續)

本公司

	汽車 港幣千元
成本	
二零零四年三月三十一日 及二零零三年三月三十一日	348
累積折舊	
二零零三年四月一日	159
年度折舊	38
二零零四年三月三十一日	197
帳面淨值	
二零零四年三月三十一日	151
二零零三年三月三十一日	189

12. 所佔附屬公司權益

	公司	
	2004 **港幣千元**	2003 港幣千元
無牌價股份－成本減資產減值	**57,951**	57,409
應收附屬公司款項減撥備	**42,282**	39,320
	100,233	96,729

有關本公司於二零零三年四月三十一日各主要附屬公司之資料，請參閱第53至第54頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長，故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

在年結日並無附屬公司值入資本結存。

13. 所佔聯營公司權益

	集團	
	2004 **港幣千元**	2003 港幣千元
應佔資產淨值	**24**	7,072
聯營公司應收帳	**2,215**	2,546
	2,239	9,618

13. 所佔聯營公司權益(續)

有關本集團於內地註冊及營業之聯營公司，廣州其士科技有限公司之資料如下：

商業結構形式	註冊
由附屬公司持有應佔註冊股本權益百分率	24%
主要業務	辦公室設備貿易及保養服務

14. 證券投資

	本集團		本公司	
	2004 港幣千元	2003 港幣千元	**2004 港幣千元**	2003 港幣千元
持有直至到期日之證券：				
債務證券無牌價	**–**	17,800	**–**	17,800
投資證券：				
股本證券－無牌價	**5,000**	–	**–**	–
其他投資：				
股本證券				
有牌價－海外地區	**416**	–	**–**	–
無牌價	**2,976**	995	**–**	–
債務證券				
有牌價－海外地區	**5,969**	–	**–**	–
無牌價	**108,054**	53,015	**–**	40,166
互惠基金－無牌價	**35,354**	32,048	**–**	32,048
	157,769	103,858	**–**	90,014
有牌價證券之市值：				
股本證券	**416**	–	**–**	–
債務證券	**5,969**	–	**–**	–
	6,385	–	**–**	–
作財務報告用途之帳面值分析如下：				
非流動	**5,000**	17,800	**–**	17,800
流動	**152,769**	86,058	**–**	72,214
	157,769	103,858	**–**	90,014

15. 存貨

	集團	
	2004 **港幣千元**	2003 港幣千元
待售存貨	**63,455**	53,000
耗用物料	**3,614**	3,946
	67,069	56,946

於本年度確認為費用之存貨成本為港幣8,842,000元(二零零三年:港幣7,611,000元)。

以上列示之存貨包括待售存貨港幣381,115,000元(二零零三年:港幣499,233,000元)乃以其可變現值計算。

16. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣56,650,000元(二零零三年:港幣72,201,000元)。

以下為二零零四年三月三十一日結算之應收貨款之帳齡分析:

	集團	
	2004 **港幣千元**	2003 港幣千元
0－60天	**50,455**	63,469
61－90天	**3,298**	3,389
逾90天	**2,897**	5,343
總計	**56,650**	72,201

本集團對各個核心業務之客戶已確立指定之信貸政策,給予貿易客戶之平均信貸期為60天。

17. 就合約工程應向客戶收取(應付)的款項

	集團	
	2004 **港幣千元**	2003 港幣千元
於結算日之施工中合約：		
已產生的合約成本	**68,151**	39,538
已確認溢利減虧損	**(6,633)**	(7,052)
	61,518	32,486
進度款	**(62,402)**	(35,772)
	(884)	(3,286)
代表為：		
已計入流動資產之合約客戶欠款	**438**	1,244
已計入流動負債之應付合約客戶款	**(1,322)**	(4,530)
	(884)	(3,286)

於二零零四年三月三十一日，客戶所持之保留款為港幣4,909,000元(二零零三年：港幣3,637,000元)，而同時並未就合約工程收取客戶預付款。

18. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括應付貨款港幣28,613,000元(二零零三年：港幣21,053,000元)。

以下為二零零四年三月三十一日結算之應付貨款之帳齡分析：

	集團	
	2004 **港幣千元**	2003 港幣千元
0－60天	**26,739**	15,289
61－90天	**－**	969
逾90天	**1,874**	4,795
總計	**28,613**	21,053

19. 遞延税項

以下為本集團確認之主要遞延税項負債(資產)，以及有關負債(資產)於年內之變動：

	加速税項折舊 港幣千元	税項虧損 港幣千元	其他 港幣千元	合計 港幣千元
於二零零二年及二零零三年三月三十一日	－	－	－	－
本年度於收益表內扣除(計入)	536	(107)	(50)	379
於二零零四年三月三十一日	536	(107)	(50)	379

19. 遞延稅項(續)

本集團之未確認稅項虧損為港幣495,771,000(二零零三年:港幣506,113,000元)。遞延稅項資產因未來溢利存有未能預計之因素而未予確認。未確認稅項虧損中包括港幣2,359,000元之虧損(二零零三年:無)將於二零零九年期滿。其他虧損可無限期結轉。

於結算日,本集團可扣減臨時差額為港幣36,746,000元(二零零三年:港幣30,702,000元)。該可扣減臨時差額,因其不可能於應納稅溢利將可用作扣減臨時差額中被運用,故並無確認有關之遞延稅項資產。

20. 股本

	二零零四 港幣千元	二零零三 港幣千元
法定股本: 240,000,000股普通股(二零零三年:1,200,000,000股), 每股港幣0.50元(二零零三年:港幣0.10元)	**120,000**	120,000
已發行及繳足股本: 171,355,871股普通股(二零零三年:856,779,352股), 每股港幣0.50元(二零零三年:港幣0.10元)	**85,678**	85,678

於二零零三年五月十三日,三股每股港幣0.1元之股份以行使認股權證認購,每股作價港幣0.464元。

根據本公司於二零零三年六月五日在股東特別大會通過之特別決議案,每五股每股港幣0.1元之已發行及未發行之普通股合併為每股港幣0.5元。

本公司及最終控股公司之購股權計劃載於註解27。於二零零三年三月三十一日兩個年度並無行使本公司購股權計劃之認購權。

21. 儲備

	股本溢價 港幣千元	資本儲備帳 港幣千元	資本贖回儲備帳 港幣千元	其他物業重估儲備帳 港幣千元	外匯兌換浮動儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
集團								
於二零零二年四月一日	223,434	18,231	14	1,134	587	–	55,790	299,190
重估物業盈餘	–	–	–	392	–	–	–	392
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	1,771	–	–	1,771
本年度虧損	–	–	–	–	–	–	(22,797)	(22,797)
於二零零三年三月三十一日	223,434	18,231	14	1,526	2,358	–	32,993	278,556
重估物業盈餘	–	–	–	1,238	–	–	–	1,238
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	(1,322)	–	–	(1,322)
本年度溢利	–	–	–	–	–	–	22,863	22,863
股息	–	–	–	–	–	5,141	(8,568)	(3,427)
於二零零四年三月三十一日	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908

21. 儲備(續)

附註：

(i) 於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留虧損港幣79,000元(二零零三年：港幣816,000元)。

(ii) 資本儲備帳內包括綜合帳項產生之商譽港幣27,000元(二零零三年：港幣：27,000元)及負值商譽港幣198,000元(二零零三年：港幣198,000元)。

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本贖回儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
公司						
於二零零二年四月一日	223,434	6,226	14	–	21,288	250,962
本年度虧損	–	–	–	–	(7,432)	(7,432)
於二零零三年三月三十一日	223,434	6,226	14	–	13,856	243,530
本年度溢利	–	–	–	–	3,260	3,260
股息	–	–	–	5,141	(8,568)	(3,427)
於二零零四年三月三十一日	223,434	6,226	14	5,141	8,548	243,363

繳入盈餘乃於一九八九年重組附屬公司時之資產值與公司因認購時所發行股份減期後於繳入盈餘撥出之派發股息之面值差額。根據百慕達一九八一年公司(修訂)法例，繳入盈餘乃可分派予股東。

於二零零四年三月三十一日，本公司可派發與股東之儲備為港幣19,915,000元(二零零三年：港幣20,082,000元)。

22. 分類資料

按業務劃分

按經營管理目的，本集團目前由四個營業部門組成，此等部門為本集團呈報主要分類資料之基準。

於二零零四年三月三十一日年度內，本集團已終止其電訊零售服務之業務並於註解5中披露。本集團已於二零零三年三月三十一日止之年度及已終止其一般商品貿易之業務。

業務分類資料載列如下：

營業額及業績

截至二零零四年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器 港幣千元	網絡技術及電訊系統 港幣千元	技術及保養服務 港幣千元	證券投資及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	港幣千元
營業額							
總營業額	433,462	121,109	46,560	124,477	–	1,818	727,426
內部分類收入	(48,723)	(1,850)	(5,446)	–	–	(824)	(56,843)
外貿銷售	384,739	119,259	41,114	124,477	–	994	670,583
內部分類收入之作價乃根據管理層參考市場價格作出決定。							
業績							
分類業績	720	(1,668)	2,717	13,344	–	2,780	17,893
利息收入							3,035
未分配公司收入							4,152
未分配公司費用							(1,577)
							23,503
財務費用							(22)
所佔聯營公司業績	(77)	–	–	–	–	–	(77)
終止營運收益	–	–	–	–	68	948	1,016
除稅前溢利							24,420
稅項							(1,557)
本年度溢利							22,863

22. 分類資料(續)

營業額及業績

截至二零零三年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器 港幣千元	網絡技術及電訊系統 港幣千元	技術及保養服務 港幣千元	證券投資及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	港幣千元
營業額							
總營業額	477,771	138,816	44,214	12,989	14,443	79,826	768,059
內部分類收入	(57,097)	(11,298)	(5,544)	–	(284)	(5,933)	(80,156)
外貿銷售	420,674	127,518	38,670	12,989	14,159	73,893	687,903

內部分類收入之作價乃根據管理層參考市場價格作出決定。

業績							
分類業績	3,121	(2,856)	1,989	(2,458)	(5,053)	(8,612)	(13,869)
利息收入							5,999
未分配公司費用							(359)
							(8,229)
財務費用							(68)
所佔聯營公司業績	1,927	–	–	–	–	–	1,927
待終止營運虧損	–	–	–	–	(3,115)	(8,978)	(12,093)
除税前虧損							(18,463)
税項							(4,334)
本年度虧損							(22,797)

22. 分類資料（續）

按業務劃分（續）

資產負債表

截至二零零四年三月三十一日

	持續營運				終止營運		總數
	電腦及商業機器 港幣千元	網絡技術及電訊系統 港幣千元	技術及保養服務 港幣千元	證券投資及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	港幣千元
資產							
分類資產	112,672	42,292	10,872	159,530	27	2,492	327,885
聯營公司權益	2,239						2,239
未分配公司資產							142,821
綜合總資產							472,945
負債							
分類負債	40,470	28,068	5,711	–	992	2,853	78,094
未分配公司負債							11,091
綜合總負債							89,185

截至二零零三年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器 港幣千元	網絡技術及電訊系統 港幣千元	技術及保養服務 港幣千元	證券投資及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	港幣千元
資產							
分類資產	114,338	53,730	11,555	103,858	1,287	11,395	296,163
聯營公司權益	9,618						9,618
未分配公司資產							159,804
綜合總資產							465,585
負債							
分類負債	17,954	34,913	16,756	13	3,995	9,855	83,486
未分配公司負債							17,679
綜合總負債							101,165

22. 分類資料（續）

其他資料

截至二零零四年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	投資證券及其他	一般商品貿易	電訊服務及零售	
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資本增加	**4,558**	**486**	**226**	**925**	**–**	**–**	**6,195**
折舊	**2,262**	**895**	**969**	**676**	**–**	**–**	**4,803**
重估物業盈餘	**–**	**–**	**–**	**828**	**–**	**–**	**828**

截至二零零三年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	投資證券及其他	一般商品貿易	電訊服務及零售	
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資本增加	1,977	1,465	22	2,951	6	174	6,595
折舊	1,584	1,210	906	632	–	512	4,844
物業、廠房及設備資產減值	–	–	–	–	–	1,218	1,218
重估物業虧損	–	–	–	78	–	–	78

按地區劃分

本集團經營之銷售電腦設備、商業機器、電訊系統、提供科技及網絡技術、技術與保養於香港及泰國運作。電訊服務及零售、一般商品貿易及傳呼服務於香港運作。以下為本集團按地區劃分之營業額之分析：

營業額按地區市場劃分

	2004		2003	
	港幣千元	%	港幣千元	%
香港	**516,689**	**77**	511,653	74
泰國	**124,176**	**19**	123,699	18
其他	**29,718**	**4**	52,551	8
	670,583	**100**	687,903	100

下列按地區劃分所增加物業、廠房及設備所載帳面值之分析：

	分類資產所載帳面值				物業、廠房及設備添置			
	2004		2003		2004		2003	
	港幣千元	%	港幣千元	%	港幣千元	%	港幣千元	%
香港	**393,357**	**83**	380,733	82	**3,182**	**51**	3,215	49
泰國	**65,042**	**14**	66,483	14	**3,003**	**48**	3,245	49
其他	**14,546**	**3**	18,369	4	**10**	**1**	135	2
	472,945	**100**	465,585	100	**6,195**	**100**	6,595	100

23. 董事及高級行政人員之酬金

公司董事之酬金細詳如下：

	2004 港幣千元	2003 港幣千元
袍金	**240**	238
薪金、津貼及其他福利	**–**	505
退休金之供款	**–**	25
	240	768

除支付予獨立非執行董事之董事袍金港幣240,000元（二零零三年：港幣238,000元）外，於過去二年，獨立非執行董事及非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

	董事人數	
組別	**2004**	2003
無－港幣1,000,000元	**7**	8

此外，以上披露之董事酬金，四名（二零零三年：四名）董事於最終控股公司共收取港幣15,259,000元（二零零三年：港幣16,173,000元）之酬金作為其對最終控股公司及其附屬公司（包括本集團）作出之服務。

而最終控股公司所付之金額，並沒有對其公司、最終控股公司及所有附屬公司之服務作出分配。

五名最高酬金人士之中，其中一位為董事，其酬金乃於上述披露。

其餘五名（二零零三年：五名）最高酬金人士之總酬金為如下：

	2004 港幣千元	2003 港幣千元
薪金、津貼及其他福利	**3,354**	3,943
退休金之供款	**215**	200
	3,569	4,143

該五名（二零零三年：五名）最高酬金人士可按金額劃分為下列組別：

	人數	
組別	**2004**	2003
無－港幣1,000,000元	**5**	3
港幣1,000,001元－港幣1,500,000元	**–**	2

24. 資產抵押

於二零零四年三月三十一日，一間海外附屬公司已將帳面淨值約共港幣8,070,000元之海外永久業權物業(二零零三年：港幣6,603,000元)作抵押，以取得一般性銀行貸款融資。

25. 或然負債

於二零零四年三月三十一日：

本公司有以下或然負債：

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣3,102,000元(二零零三年：港幣5,421,000元)。

(ii) 為附屬公司履約作出擔保共港幣2,053,000元(二零零三年：港幣1,405,000元)。

26. 營業性租賃

(a) 本集團作為承租人

於二零零四年三月三十一日，根據於下列期間約滿之不可撤銷之營業性租約，本集團及本公司須承擔支付有關之最低租金如下：

	本集團		本公司	
	2004	2003	**2004**	2003
	港幣千元	港幣千元	**港幣千元**	港幣千元
於一年內	**3,356**	6,287	**92**	123
第二至五年內(包括首尾兩年)	**–**	3,231	**–**	92
	3,356	9,518	**92**	215

租約經商議達成之租期平均固定為兩年。

(b) 本集團作為出租人

所有投資物業以經營性租約出租。投資物業租期為兩年及並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團於一年內可收取之最低租金為港幣135,000元(二零零三年：港幣406,000元)。

27. 購股權計劃

(a) 本公司之購股權

本公司於一九九一年九月三十日採納之購股權計劃(「其士科技舊計劃」),已於二零零一年九月二十九日屆滿,其條款將繼續有效及適用於先前已授出但尚未行使之購股權。於二零零二年四月一日及二零零三年三月三十一日,剩餘之購股權持有人有權以每股港幣0.464元價格認購其士科技舊計劃28,550,000股。該等股權已於一九九九年十二月十七日發行,未獲准行使期限由一九九九年十二月十七日至二零零零年六月二十九日,行使期限由二零零零年六月三十日至二零零三年六月二十九日。截至二零零四年三月三十一日止年度,三個購股權已經行使。在附註20所披露之本公司普通股股份合併後,尚餘購股權之持有人有權以每股港幣2.32元之經調整價格認購本公司5,709,999股新股。所有尚餘之股權已於二零零三年六月二十九日失效。

本公司之新購股權計劃(「其士科技計劃」)根據二零零二年九月二十日通過之決議案獲股東採納,主要目的乃讓參與者有機會適量購入本公司之權益,並鼓勵參與者朝著提高本公司及其股份之價值的方向努力,從而令本公司及其股東均能受惠。其士科技計劃將於二零一二年九月十九日屆滿。

根據其士科技計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准其士科技計劃日期10%(「計劃授權限額」),或於股東批准其士科技計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數,不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准,於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權,會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元,須獲本公司及其士國際之股東事先批准。

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於其士科技計劃之有效期限內任何時間行使,董事會將就有效期限作出知會,有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定,將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值,以較高者為準。

在截至二零零三年及二零零四年三月三十一日止年度內,並無購股權根據新計劃授出。

(b) 最終控股公司之購股權

根據其士國際於一九九一年九月三十日所採納之購股權計劃(「其士國際舊計劃」),其士國際之董事會授出若干購股權予合資格僱員,包括本公司之董事,以認購其士國際之24,150,000股之股權,行使價格為港幣0.488元。該等購股權已於一九九九年十二月十七日給予公司董事,未獲准行使期限由一九九九年十二月十七日至二零零零年六月二十九日,行使期限由二零零零年六月三十日至二零零三年六月二十九日。由於在附註20所披露之其士國際普通股股份合併後,購股權授權股權之持有人有權以每股港幣2.44元之經調整價格認購其士國際之4,830,000股新股。該等購股權已於二零零三年六月二十九日失效。沒有根據舊其士國際計劃授出尚未行使之購股權。

28. 退休福利

集團現有屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃(簡稱「強積金計劃」)。計劃資產均由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權,選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之僱員,則需參與強積金計劃。

強積金計劃－僱主及僱員的供款額均按僱員有關入息的5%計算。

公積金計劃－僱員的供款額為僱員底薪的5%,僱主的供款額則按僱員年資,以僱員底薪的5%或7.5%計算。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份,可作為集團扣減僱主供款之用。於本年度扣減之數目為港幣569,000元(二零零三年:港幣1,169,000元)。

於本年度本集團於收益表內有關此等計劃已付及應付之供款減沒收供款之支出為港幣3,682,000元(二零零三年:港幣4,087,000元)。截至二零零四年三月三十一日,記錄期間之應付未付供款為港幣250,000元(二零零三年:港幣285,000元)。

29. 有關連人士交易

按照標準會計準則第二十號,本公司之最終控股公司其士國際和其附屬、聯營公司及共同控制實體等均被視為有關連人士,本集團與該等公司的主要交易詳列如下:

(a) 本公司與其士(香港)有限公司(「其士香港」),由其士國際全資擁有之全資附屬公司已重新簽訂於二零零三年三月三十一日屆滿之管理服務協議書,由其士香港於截至二零零四年三月三十一日止年度內,提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書,本集團(海外附屬公司除外)須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至二零零四年三月三十一日止年度內,根據該項協議支付予其士香港之管理費約為港幣2,376,000元(二零零三年:港幣3,055,000元)。該管理服務協議書已續期一年。

(b) 於本年度內,本集團按市價向其士國際全資附屬公司售賣電腦及辦公室設備及收取服務收益合共港幣4,492,000元(二零零三年:港幣4,409,000元)。

(c) 於本年度內,本集團繳付按市值釐定租金約港幣3,488,000元(二零零三年:港幣5,042,000元)予由其士國際全資擁有之附屬公司,作為使用其樓宇之報酬。

(d) 於本年度內,本集團繳付租金及運輸費用分別約港幣4,167,000元(二零零三年:港幣4,295,000元)及港幣1,483,000元(二零零三年:港幣2,470,000元)予一間由其士國際全資附屬公司,以回收本集團提供服務之成本。

於結算日,由於支付上述交易所產生之費用及支出,本集團對最終控股公司之應收款項為港幣245,000元。於二零零四年三月三十一日尚餘之金額為港幣6,290,000元。

29. 有關連人士交易(續)

除上述外，於本年度內，本集團獲償還及墊款予一間聯營公司。惟給予該公司於二零零四年三月三十一日之墊款餘額為港幣2,215,000(港幣2,546,000元)。

集團對最終控股公司之應付款項及聯營公司收帳款為無抵押、不帶利息。

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本或註冊股本權益百分率	主要業務
由本公司直接持有之公司：						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier iTech (S) Pte Ltd.	新加坡	普通	500,000新加坡元	500,000	100	商業機器貿易
Chevalier iTech Thai Limited #	泰國	普通 優先	18,980,000泰國銖 1,020,000泰國銖	189,800 10,200	100 100	電腦及商業機器貿易
Chevalier Telecom (Thailand) Limited	泰國	普通	15,000,000泰國銖	150,000	100	電訊設備貿易
Sup Aswin Limited	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
由本公司間接持有之公司：						
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	電腦系統及設備貿易及維修
其士科技工程有限公司(前稱「其士商業系統(中國)有限公司」)	香港	普通	2港元	2	100	電腦及商業機器貿易及維修
其士(網絡科技)有限公司	香港	普通	2港元	2	100	網絡系統科技服務
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	電腦及商業機器貿易及維修保養

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本或註冊股本權益百分率	主要業務
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
廣州其士科技工程有限公司	內地	不適用	5,000,000港元	不適用	100	維修保養
其士(衛星通訊)有限公司	香港	普通	365,002港元	365,002	100	裝設衛星電視天線
其士(生化科研)有限公司(前稱「其士(通訊)有限公司」)	香港	普通	2港元	2	100	證券投資
其士科技有限公司(前稱」其士(步步通網絡)有限公司」)	香港	普通	200,000,000港元	200,000,000	100	證券投資
勵發有限公司	香港	普通	2港元	2	100	物業投資及證券投資

所有內地附屬公司均為港資獨資經營企業。

此公司每四股優先股附有一投票權，當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百分之十溢利分配之權利。

Contents

Financial Calendar

Event	Date
Announcement of Interim Results	18th December, 2003
Announcement of Final Results	15th July, 2004
Book Close Date	
Interim Dividend	12th to 16th January, 2004
Final Dividend	23rd to 27th August, 2004
Annual General Meeting	3rd September, 2004
Payment of Dividends	
Interim Dividend of HK2 cents per share	20th January, 2004
Final Dividend of HK3 cents per share	8th September, 2004

Financial Summary

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2004.

	2000	2001	2002	2003	**2004**
Financials *($ Million)*					
Total assets	635	549	501	466	**473**
Total liabilities	199	138	116	102	**89**
Minority interests	0.23	0.18	0.18	0.19	**0.17**
Shareholders' funds	436	411	385	364	**384**
Share capital *	171	171	171	171	**171**
(No. of shares issued – in Million)					
Turnover	1,182	1,055	775	688	**671**
Net profit (loss) for the year	26	8	(9)	(23)	**23**
Per Share Basis* *($)*					
Earnings (loss)	0.15	0.05	(0.05)	(0.13)	**0.13**
Dividend	0.20	0.10	0.05	–	**0.05**
Net asset value (at book value)	2.55	2.40	2.25	2.12	**2.24**

* *The prior year's data and calculation has been adjusted for the consolidation of the Company's ordinary shares in June 2003.*


Turnover
($ Million)
1,182
1,055
775
688
671
2000 2001 2002 2003 2004


Net Profit (Loss)
($ Million)
26
8
-9
-23
23
2000 2001 2002 2003 2004


Shareholders' Funds
($ Million)
436
411
385
364
384
2000 2001 2002 2003 2004


Net Asset Value
(Per Share Basis) ($)
2.55
2.40
2.25
2.12
2.24
2000 2001 2002 2003 2004

Executive Directors

CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors

Shinichi YONEHARA
WU King Cheong

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Bank of East Asia, Limited
BNP Paribas
The Hongkong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited
UFJ Bank Limited

Solicitors

Richards Butler
Appleby Spurling Hunter

Registered Office

Canon's Court,
22 Victoria Street,
Hamilton, HM 12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 508

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier-itech.com


CHEVALIER
其士集團
CHEVALIER GROUP
Dr CHOW Yei Ching, Chairman

In spite of the harsh operating environment, the overall performance of the Group during the year improved substantially with a net profit of HK$22.9 million compared with a net loss of HK$ 22.8 million last year. The remarkable results were mainly contributed by the steady income derived from technical and maintenance services and improved return from investment in financial products.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK3 cents (2003: Nil) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 27th August, 2004. This, together with the interim dividend of HK2 cents (2003: Nil) per share paid during the year, represents a dividend distribution of HK5 cents (2003: Nil) per share for the year ended 31st March, 2004. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Wednesday, 8th September, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The notebook computer market has been extremely competitive, but the Group managed to gradually increase its market share by continuously introducing stylish and competitive products at attractive prices. Performance of the Business Machine Division, however, is challenged by the still sluggish economy. The Group expects demand for office equipment to pick up again as the economic situation in Hong Kong and the region improves.


Clear
Super
View
Toshiba Notebook Computer - Satellite M30

The Network Solutions and Telecommunication Systems Division recorded slightly decrease in turnover during the year under review. During the year, it was awarded several major contracts which included a large-scale PABX system installation contract for Four Seasons Hotel, a six-star hotel development at Hong Kong Station Development, a 2-year term contract on the supply, installation, commissioning and maintenance of Toshiba Business Telephone System for various HKSAR government departments and to provide NEC PABX Telephone System Maintenance Service Support to all American International Assurance offices in Hong Kong and Macau.


Toshiba ultraportable notebook - Portege A100


PABX System Solution for Four Seasons Hotel at Hong Kong Station Development

Turnover and net profit of the Technical and Maintenance Services Division also substantially increased during the year under review. It was the unwavering effort of our team in maintaining quality service to our customers and to keep tight control on operating expenses that accounted for such outstanding performance. Major clients include the Mass Transit Railway Corporation, the Hong Kong Bank and Hang Seng Bank.


E-studio 4511 digital colour copier

In general, the results of the Thailand office were not satisfactory due to the decrease in profit margin for notebook computers even though the performance of telecommunication systems improved during the year. To bring the operation back onto the growth track, reorganization of other divisions such as office equipments, notebook computers and technical and maintenance services was undertaken.

To enhance the yield during low interest period, the Company diversified its investment portfolio into high-rated structured notes and bonds. As a result, profit from those investments contributed a significant portion to the Group's results this year. The group will continue the strategy in handling its cash on hand.

Consolidation of Shares

On 5th June, 2003, the shareholders at the special general meeting of the Company approved the consolidation of every five existing issued and unissued shares of HK$0.10 each into one new share of HK$0.50 each in the share capital of the Company.



Mr. PK Fung, Managing Director of the Group, in the control room of Digital Surveillance and Security Systems at Two International Finance Center


TOSHIBA

Showroom in Thailand office

PROSPECTS

Last year was a tough year for the Group's business. Nevertheless, the Group was back on the profitable track after a major business restructuring in 2002 and 2003. Looking forward, the Group will evaluate the expansion of its notebook computer and telecommunication business in China. Although the Chinese government has recently implemented stringent measures to curb overheated economic activities, the economy's overall pace of growth remains robust. The Group is confident that the consumer market in China will continue to grow.

In addition, the Group is also optimistic about the recovery of the Hong Kong economy. In the first quarter of 2004, Hong Kong recorded a 6.8% y-o-y rate of growth, the fastest in more than three years. During this cycle, the economy was driven not only by a strong pick-up in consumer spending and exports, but was also supported by increased capital investment by businesses as they regained confidence in the recovering economy. Such increase in investment will, in turn, filter through into increase in spending in office and computer equipment and other related services.

After years of consolidation, the Group has emerged with better financial position and a stronger balance sheet. It will continue to improve its competitive edge in terms of product, service and operational efficiency so as to enhance its shareholders' value.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank all our staff for their concerted effort in the past year.

CHOW Yei Ching
Chairman

Hong Kong, 15th July, 2004

Financial Review

As at 31st March, 2004, the Group's total net asset amounted to approximately HK$384 million (2003: HK$364 million), an increase of HK$20 million or 5% when compared with 2003.

Total debt to equity ratio was 0.04% (2003: 0.02%) and net debt to equity ratio was nil (2003: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$384 million (2003: HK$364 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$151,000 (2003: HK$73,000). Cash and deposit at bank amounted to HK$64 million (2003: HK$78 million) and there are no net borrowings for the two years.

Finance costs for the year amounted to HK$22,000 (2003: HK$68,000), a decrease of HK$46,000 as compared with 2003.

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$3,102,000 (2003: HK$5,421,000).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Particulars of major properties held by the Group are as follows:

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Thailand				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	100
The Mainland				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	100
Unit 1, 15th Floor, Ming Ngan Court, Guangzhou, Guangdong Province	Staff quarters	1,400	Long	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Service centre	1,660	Medium	100
23rd Floor, No. 88 Lockhart Road, Wanchai	Service centre	2,010	Medium	100

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2004.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries and associate are shown on pages 53 to 54 and note 13 to the financial statements respectively.

The Group's turnover and profit from operations for the year ended 31st March, 2004 analysed by business and geographical segments are set out in note 22 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2004 are set out in the consolidated income statement on page 24. An interim dividend of HK2 cents per share was paid on Tuesday, 20th January, 2004. The Directors now recommend the payment of a final dividend of HK3 cents per share.

Share Capital

Movements in the Company's share capital during the year are set out in note 20 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company and the share options exercised during the year are set out in note 27 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 21 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 10 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 11 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers accounted for 91% of the Group's purchases for the year whereas the five largest customers accounted for 25% of the Group's sales for the year. The largest supplier and the largest customer accounted for 82% and 7% of the Group's purchases and sales respectively. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Major Properties

Particulars of the major properties of the Group as at 31st March, 2004 are set out on page 9.

Employees and Remuneration Policies

As at 31st March, 2004, the Group employed approximately 600 full time staff globally. Total staff costs amounted to approximately HK$80 million for the year ended 31st March, 2004. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$287,000 to charitable bodies.

Principal Subsidiaries and Associate

Particulars regarding the principal subsidiaries and associate of the Group are set out in pages 53 and 54 and note 13 to the financial statements respectively.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching *(Chairman)*
Mr FUNG Pak Kwan *(Managing Director)*
Mr KUOK Hoi Sang
Mr KAN Ka Hon
Miss Lily CHOW

Independent Non-Executive Directors

Mr Shinichi YONEHARA
Mr WU King Cheong

In accordance with the Company's Bye-laws, Ms Lily CHOW shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer herself for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier International Holdings Limited ("CIHL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contract of significance to which the Company or its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CIHL which is a "connected person" for the purposes of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Stock Exchange had granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CIHL and the Group in the ordinary and usual course of business were not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

The following properties were leased to the Group by the wholly-owned subsidiaries of CIHL at commercial rates:

Landlord	**Renting of property (usage)**	**Rental for the year** *HK$'000*
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	111
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	3,255
Well Stamp Limited	Portion of Jin Du Mansion (office)	28
Well Stamp Limited	Portion of Dongshan Plaza (office)	94

During the year, rentals amounting to approximately HK$3.5 million was paid to CIHL Group.

Connected Transactions (Continued)

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2004 were:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;

(iii) fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) within the relevant amounts as stipulated under the relevant waiver.

Directors' and Chief Executives' Interests in Securities

As at 31st March, 2004, the interests and short positions of the Directors and the chief executives of the Company in the share, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("the Model Code") were as follows:

(a) Interests in the Company – Shares

		Number of ordinary shares			
Name of Director	**Capacity**	**Personal interests**	**Corporate interests**	**Total**	**Approximate percentage of interest** *(%)*
CHOW Yei Ching	Beneficial owner and Interest of controlled corporation	6,815,854	86,994,933*	93,810,787	54.75
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.5
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.4
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.26
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00035

Directors' and Chief Executives' Interests in Securities (Continued)

(a) Interests in the Company – Shares (Continued)

* *Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 86,994,933 shares of the Company which were held by CIHL as Dr Chow beneficiary owned 140,669,359 shares in CIHL, representing approximately 50.49% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those described in "Substantial Shareholders' Interests in Securities" below.*

(b) Interests in Associated Corporations – Shares

			Number of ordinary shares		
Name of Director	**Associated corporations**	**Capacity**	**Personal interests**	**Total**	**Approximate percentage of interest** *(%)*
CHOW Yei Ching	CIHL	Beneficial owner	140,669,359	140,669,359	50.49
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.0006

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2004, so far as is known to the Directors and the chief executives of the Company, no other person has interest or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Share Option Schemes

The Company and CIHL have adopted share option schemes on 30th September, 1991 ("the Old CiTL Scheme and Old CIHL Scheme respectively"). These schemes have been expired on 29th September, 2001 and no further options may be granted under the Old CiTL Scheme and Old CIHL Scheme thereafter. Details of the outstanding options as at 31st March, 2004 which have been granted under the share option schemes of the Company and its associated corporation were as follows:

(a) Interests in the Company – Share Options

				Number of share options				
Name of Director	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) *(note)*	Balance as at 1st April, 2003 *(note)*	Exercised during the year	Cancelled during the year	Lapsed during the year *(note)*	Outstanding as at 31st March, 2004
CHOW Yei Ching	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,400,000	-	-	1,400,000	-
FUNG Pak Kwan	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,310,000	-	-	1,310,000	-
KUOK Hoi Sang	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,000,000	-	-	1,000,000	-
KAN Ka Hon	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,000,000	1	-	999,999	-
Lily CHOW	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,000,000	-	-	1,000,000	-

As at 31st March, 2004, all the outstanding options under the Old CiTL Scheme had been lapsed on 29th June, 2003.

Share Option Schemes (Continued)

(b) Interests in Associated Corporation – Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) (note)	Number of share options: Balance as at 1st April, 2003 (note)	Exercised during the year	Cancelled during the year	Lapsed during the year	Disposed of during the year (note)	Outstanding as at 31st March, 2004
CHOW Yei Ching	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,690,000	-	-	-	1,690,000	-
FUNG Pak Kwan	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	-	-	-	1,070,000	-
KUOK Hoi Sang	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	-	-	-	1,070,000	-
KAN Ka Hon	CIHL	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	-	-	-	1,000,000	-

As at 31st March, 2004, there is no share options outstanding under the Old CIHL Scheme.

Note: The exercise price per option and the numbers of share options of the Company and CIHL subject to the Old CiTL Scheme and the Old CIHL Scheme respectively have been adjusted for the five into one share consolidation which became effective on 6th June, 2003.

A share option scheme of the Company ("the CiTL Scheme") was approved by the shareholders of CIHL and shareholders of the Company at their respective 2002 Annual General Meetings held on 20th September, 2002. Another share option scheme of CIHL ("the CIHL Scheme") was also approved by the shareholders of CIHL at the 2002 Annual General Meeting of CIHL held on 20th September, 2002. The CiTL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Listing Rules. As at 31st March, 2004, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme and the CIHL Scheme.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CIHL Group as set out in note 29(a) to the financial statements, no other contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman, aged 68, is the founder of Chevalier Group. Dr Chow is also the Chairman and Managing Director of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Permanent Honorary President of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Miss Lily Chow, the Executive Director of the Company. Dr Chow is a director of Chevalier (HK) Limited and Firstland Company Limited which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. They have a discloseable interest in the capital of the Company under the SFO.

Mr FUNG Pak Kwan, Managing Director, aged 52, joined Chevalier Group in 1974 and is a Director of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile and hotel business in North America of the Group. Mr Fung is a director of Chevalier (HK) Limited and Firstland Company Limited which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. They have a discloseable interest in the capital of the Company under the SFO.

Directors' Biographies (Continued)

Executive Directors (Continued)

Mr KUOK Hoi Sang, Director, aged 54, joined Chevalier Group in 1972 and is the Managing Director of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong - China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group. Mr Kuok is a director of Chevalier (HK) Limited and Firstland Company Limited which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. They have a discloseable interest in the capital of the Company under the SFO.

Mr KAN Ka Hon, Director and Company Secretary, aged 53, joined Chevalier Group in 1986 and is a Director and Company Secretary of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is also a Non-Executive Director of Victory City International Holdings Limited and Asia Alliance Holdings Limited (formerly known as "i100 Limited"). He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of The Chartered Certified Accountants in the U.K. and a member of The Hong Kong Society of Accountants. Mr Kan is a director of Chevalier (HK) Limited and Firstland Company Limited which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. They have a discloseable interest in the capital of the Company under the SFO.

Miss Lily CHOW, Director, aged 41, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Guangdong Provincial Committee of Chinese People's Consultative Conference, Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial Committee of Chinese People's Political Conference and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching, the Chairman of the Company.

Directors' Biographies (Continued)

Independent Non-Executive Directors

Mr Shinichi YONEHARA, aged 53, was appointed to the Board in 2001. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses.

Mr WU King Cheong, aged 53, was appointed to the Board in October, 2002. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also a Councillor of the Legislative Council of the HKSAR (Financial Services Constituency) and the Eastern District Council of the HKSAR, Vice Chairman of the Chinese General Chamber of Commerce, Member of the Hong Kong Housing Authority and Lord Wilson Heritage Trust - Board of Trustees as well as the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Hong Kong Stockbrokers Association.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$3,682,000 against which the forfeited contributions amounting to HK$569,000 have been deducted. There were forfeited contributions amounting to HK$13,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholders' Interests in Securities

As at 31 March 2004, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Substantial Shareholder	**Number of shares held**	**Approximate percentage of interest** *(%)*
CHOW Yei Ching *(Notes 1 and 3)*	93,810,787	54.75
MIYAKAWA Michiko *(Notes 2 and 3)*	93,810,787	54.75
CIHL *(Note 3)*	86,994,933	50.77
Chevalier (HK) Limited ("CHK") *(Note 3)*	13,471,200	7.86
Firstland Company Limited ("Firstland") *(Note 3)*	13,471,200	7.86

Notes:

1. *These shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 86,994,933 in which Dr Chow was deemed to be interested in (ii) under the SFO.*

2. *These shares were held by Dr Chow. Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 93,810,787 shares under Part XV of the SFO.*

3. *These shares of 13,471,200 were held by Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. CHK, CIHL, Dr. Chow and his spouse were deemed to be interested in 13,471,200 shares under Part XV of the SFO.*

Save as disclosed above, as at 31 March, 2004, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO, or, were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and its associated corporations and the share options granted to certain Directors, at no time during the year was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs Shinichi YONEHARA and WU King Cheong, both the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the Management the Connected Transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters.

Corporate Governance

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules.

Sufficiency of Public Float

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 15th July, 2004

Deloitte.
德勤

TO THE MEMBERS OF CHEVALIER iTECH HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 24 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion based on our audit, on those financial statements and to report our opinion to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
15th July, 2004

Consolidated Income Statement

For the year ended 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	4	**670,583**	687,903
Cost of sales		**(597,626)**	(604,595)
Gross profit		**72,957**	83,308
Other operating income		**8,924**	10,454
Distribution costs		**(52,642)**	(94,629)
Administrative expenses		**(3,757)**	(5,863)
Other operating expenses		**(1,979)**	(1,499)
Profit (loss) from operations		**23,503**	(8,229)
Finance costs		**(22)**	(68)
Share of results of associates		**(77)**	1,927
Gain (loss) on discontinued operations	5	**1,016**	(12,093)
Profit (loss) before taxation	6	**24,420**	(18,463)
Taxation	7	**(1,557)**	(4,334)
Profit (loss) for the year		**22,863**	(22,797)
Dividend	8	**8,568**	–
Earnings (loss) per share	9		
Basic		**13.34 cents**	(13.30) cents
Diluted		**N/A**	N/A

Consolidated Balance Sheet

As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Investment properties	10	**5,160**	5,160
Property, plant and equipment	11	**29,042**	26,255
Interests in associates	13	**2,239**	9,618
Investments in securities	14	**5,000**	17,800
Fixed deposit		**7,800**	–
		49,241	58,833
Current assets			
Inventories	15	**67,069**	56,946
Properties for sale, at cost		**1,135**	1,135
Debtors, deposits and prepayments	16	**77,075**	111,864
Amount due from ultimate holding company		**245**	–
Amounts due from customers for contract work	17	**438**	1,244
Tax recoverable		**487**	472
Investments in securities	14	**152,769**	86,058
Bank balances and cash equivalents		**124,486**	149,033
		423,704	406,752
Current liabilities			
Creditors, deposits and accruals	18	**66,315**	66,384
Amount due to ultimate holding company		**–**	6,290
Amounts due to customers for contract work	17	**1,322**	4,530
Bills payable		**1,721**	2,086
Deferred service income		**18,664**	19,525
Provision for taxation		**633**	2,277
Unsecured bank overdrafts		**151**	73
		88,806	101,165
Net current assets		**334,898**	305,587
Total assets less current liabilities		**384,139**	364,420
Non-current liability			
Deferred taxation	19	**379**	–
Minority interests		**174**	186
		383,586	364,234
Capital and reserves			
Share capital	20	**85,678**	85,678
Reserves	21	**297,908**	278,556
		383,586	364,234

The financial statements on pages 24 to 54 were approved and authorised for issue by the Board of Directors on 15th July, 2004 and are signed on its behalf by:

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

Balance Sheet

As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Property, plant and equipment	11	**151**	189
Interests in subsidiaries	12	**100,233**	96,729
Investments in securities	14	**–**	17,800
		100,384	114,718
Current assets			
Debtors, deposits and prepayments		**494**	1,797
Amount due from ultimate holding company		**245**	–
Amounts due from subsidiaries		**241,044**	100,259
Investments in securities	14	**–**	72,214
Bank balances and cash equivalents		**32,185**	110,333
		273,968	284,603
Current liabilities			
Creditors, deposits and accruals		**4,361**	3,858
Amount due to ultimate holding company		**–**	6,290
Amounts due to subsidiaries		**40,950**	59,965
		45,311	70,113
Net current assets		**228,657**	214,490
		329,041	329,208
Capital and reserves			
Share capital	20	**85,678**	85,678
Reserves	21	**243,363**	243,530
		329,041	329,208

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2004

	2004 HK$'000	2003 HK$'000
Total equity at beginning of the year	**364,234**	384,868
Surplus on revaluation of properties	**1,238**	392
Exchange difference arising on translation of financial statements of overseas subsidiaries	**(1,322)**	1,771
(Loss) gains not recognised in the consolidated income statement	**(84)**	2,163
Profit (loss) for the year	**22,863**	(22,797)
Dividend paid	**(3,427)**	–
Total equity at end of the year	**383,586**	364,234

Consolidated Cash Flow Statement

For the year ended 31st March, 2004

	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES		
Profit (loss) before taxation	**24,420**	(18,463)
Adjustments for:		
Share of results of associates	**77**	(1,927)
Interest income	**(9,783)**	(5,999)
Interest expenses	**22**	68
Depreciation	**4,803**	4,844
Net realised and unrealised holding (gain) loss on investments in securities	**(6,595)**	1,431
Loss on disposal of property, plant and equipment	**58**	6,091
Impairment loss on property, plant and equipment	**–**	1,218
(Surplus) deficit on revaluation of properties	**(828)**	78
Operating cash flows before movements in working capital	**12,174**	(12,659)
(Increase) decrease in inventories	**(8,652)**	14,384
Decrease (increase) in debtors, deposits and prepayments	**37,094**	(2,305)
Decrease in amounts due from customers for contract work	**806**	324
Increase in investments in securities	**(47,316)**	(16,562)
(Decrease) increase in bills payable	**(365)**	1,509
Decrease in creditors, deposits and accruals	**(713)**	(23,838)
(Decrease) increase in amounts due to customers for contract work	**(3,208)**	78
(Decrease) increase in deferred service income	**(869)**	536
Exchange difference	**(6,323)**	1,014
Cash used in operations	**(17,372)**	(37,519)
Profits tax paid	**(3,646)**	(1,814)
Profits tax refunded	**809**	725
Interest paid	**(22)**	(68)
NET CASH USED IN OPERATING ACTIVITIES	**(20,231)**	(38,676)
INVESTING ACTIVITIES		
Interest received	**9,253**	6,236
Dividend received from an associate	**–**	10,386
Repayment from an associate	**331**	219
Purchase of property, plant and equipment	**(6,195)**	(6,595)
Proceeds from disposal of property, plant and equipment	**1,572**	957
Placing of fixed deposit	**(7,800)**	–
Disposal of an associate	**6,971**	–
Disposal of a subsidiary	**–**	1,058
NET CASH FROM INVESTING ACTIVITIES	**4,132**	12,261
FINANCING ACTIVITIES		
Dividends paid	**(3,427)**	–
(Repayments to) advances from ultimate holding company	**(6,535)**	4,834
NET CASH (USED IN) FROM FINANCING ACTIVITIES	**(9,962)**	4,834
Net decrease in cash and cash equivalents	**(26,061)**	(21,581)
Cash and cash equivalents at beginning of the year	**148,960**	170,240
Effect of changes in foreign exchange rates	**1,436**	301
Cash and cash equivalents at end of the year	**124,335**	148,960
Being:		
Bank balances and cash equivalents	**124,486**	149,033
Bank overdrafts	**(151)**	(73)
	124,335	148,960

1. GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL"), a limited liability company incorporated in Bermuda and its shares are listed on the Stock Exchange.

The principal activities of the Company are investment holding and investment in securities. Details of the principal activities of the subsidiaries are set out in pages 53 and 54. During the year, the Group has discontinued the telecommunication services and retailing.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The adoption of the revised accounting policy has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates on the basis set out in (d) below.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Goodwill/negative goodwill on consolidation

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate. Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1st April, 2001 is capitalised and amortised on a straight-line basis over its estimated useful life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to income statement at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisitions after 1st April, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of the associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

(c) Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. PRINCIPAL ACCOUNTING POLICIES – continued

(d) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

(e) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(f) Property, plant and equipment

(i) Properties

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining terms of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	**Annual charge**
Computer equipment	20%	40%
Others	20%	20%

Assets held for leasing are depreciated over the shorter of the term of the leases or at an annual rate of 20% on the cost of the assets.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. PRINCIPAL ACCOUNTING POLICIES – continued

(g) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(h) Inventories

Inventories represent general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less allowance. Cost is calculated using weighted average method.

(i) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(j) Installation contracts

When the outcome of an installation contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of an installation contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress are recorded in the balance sheet at the contract costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

(k) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

3. PRINCIPAL ACCOUNTING POLICIES – continued

(l) Revenue recognition

Income from sale of goods is recognised when goods are delivered and title of the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred service income.

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of an installation contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Income from sale of securities is recognised on a trade-date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the term of the respective lease.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(n) Retirement benefit costs

The retirement benefit costs charged in the income statement represent the contributions paid and payable in respect of the current year to the Group's defined contribution schemes.

(o) Foreign currency translation

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling on that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the subsidiaries and associates operating outside Hong Kong are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to exchange fluctuation reserve. Such translation differences are recognised as income or as expenses in the year in which the subsidiary or associate is disposed of.

(p) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other asset and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

3. PRINCIPAL ACCOUNTING POLICIES – continued

(p) Taxation – continued

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(q) Cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

4. TURNOVER

Turnover represents the net amount received and receivable for goods sold, provision of services by the Group and investment income. An analysis of the Group's turnover by business and geographical segment is set out in note 22.

5. GAIN/(LOSS) ON DISCONTINUED OPERATIONS

The current year's credit mainly represents over-accrual of cost made in last year on termination of the Group's operations in trading of general merchandise and retailing of telecommunication equipment and provision of telecommunication agency services. Details of the overprovision and loss incurred in last year are as follows:

	2004 **HK$'000**	2003 HK$'000
Over-accrual (accrual) for lease payments under non-cancellable operating leases and related outgoings	**645**	(1,927)
Over-accrual (accrual) of staff redundancy cost	**408**	(3,264)
Loss on disposal of property, plant and equipment	**–**	(5,425)
Impairment loss on property, plant and equipment	**–**	(1,218)
Loss in value of inventories	**(37)**	(259)
	1,016	(12,093)

5. GAIN/(LOSS) ON DISCONTINUED OPERATIONS – continued

Details of the Group's discontinued operations are as follows:

(a) In September 2002, the board of directors of the Company determined to cease its retailing of telecommunication equipment and provision of telecommunication agency services which were operated in Hong Kong. The operations were ceased in May 2003. Total loss arising from the discontinuance of the operations amounted to HK$8,030,000. An over– accruals of the retail outlets closure costs of HK$948,000 made in prior year was credited to the current year's income statement (2003: loss of HK$8,978,000).

The results of the operations for the current year, and the carrying amounts of the assets and liabilities of the retailing of telecommunication equipment and provision of telecommunication agency services business which have been included in the consolidated financial statements, are as follows:

	2004 HK$'000	2003 HK$'000
Turnover	**994**	73,893
Other operating income	**3,180**	8,394
Operating costs	**(1,394)**	(90,861)
Gain (loss) from operations	**2,780**	(8,574)
Total assets	**2,492**	11,395
Total liabilities	**(2,853)**	(9,855)

During the year, the retailing of telecommunication equipment and provision of telecommunication agency services business contributed HK$ 4,504,000 (2003: used up HK$5,840,000) to the Group's net operating cash flows, contributed HK$ 159,000 (2003: used up HK$1,112,000) in respect of investing activities and used up HK$ 4,877,000 (2003: contributed HK$7,040,000) in respect of financing activities.

(b) During the last financial year, the Group had ceased trading of general merchandise in Hong Kong by closing down all its retail outlets. Loss arising from the discontinuance of the operation amounted to HK$3,047,000. An over-accruals of the retail outlet closure costs of HK$68,000 made in prior year was credited to the current year's income statement (2003: loss of HK$3,115,000).

The results of the operations for the last period and the carrying amounts of the assets and liabilities of the trading of general merchandise business included in the consolidated financial statements, are as follows:

	2004 HK$'000	2003 HK$'000
Turnover	–	14,159
Other operating income	–	1,690
Operating costs	–	(20,901)
Loss from operations	–	(5,052)
Total assets	**27**	1,287
Total liabilities	**(992)**	(3,995)

During the year, the trading of general merchandise used up HK$1,203,000 (2003: HK$2,195,000) of the Group's net operating cash flows and contributed HK$1,202,000 (2003: HK$1,765,000) in respect of financing activities. The operation also contributed HK$23,000 in respect of investing activities during last year.

6. PROFIT (LOSS) BEFORE TAXATION

	2004 HK$'000	2003 HK$'000
Profit (Loss) before taxation is arrived at after charging:		
Auditors' remuneration		
Current year	**889**	1,253
Overprovision for prior year	**(288)**	–
	601	1,253
Depreciation on property, plant and equipment	**4,803**	4,844
Loss on disposal of property, plant and equipment	**58**	6,091
Impairment loss on property, plant and equipment	**–**	1,218
Operating lease payments in respect of renting of premises	**10,592**	28,754
Staff costs (note)	**80,392**	104,221
Net realised and unrealised holding loss on investments in securities	**–**	1,431
Interest on bank overdrafts repayable within five years	**22**	68
Deficit on revaluation of properties for own use	**–**	198
and crediting:		
Gross rental income from properties of HK$586,000 (2003: HK$657,000) less outgoings	**420**	488
Gross earnings from leasing of assets other than properties of HK$4,051,000 (2003: HK$1,999,000) less outgoings	**1,778**	1,260
Net realised and unrealised holding gain on investments in securities	**6,595**	–
Interest income from bank and other deposits	**3,035**	4,838
Interest income from debt securities	**6,748**	1,161
Exchange gain	**4,035**	2,572
Surplus on revaluation of		
investment properties	**–**	120
properties for own use	**828**	–

Note: Details of directors' emoluments included in staff costs are disclosed in note 23. Staff costs include an amount of HK$1,056,000 (2003: HK$3,796,000) in respect of staff redundancy payments.

7. TAXATION

	2004 HK$'000	2003 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**748**	1,142
Overseas	**430**	2,842
	1,178	3,984
Share of taxation attributable to associates		
Hong Kong	**–**	350
Deferred taxation		
Hong Kong	**379**	–
	1,557	4,334

Provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. The Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the year of assessment 2003/2004. The effect of this increase has been reflected in the calculation of current and deferred tax balance as at 31st March, 2004.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7. TAXATION – continued

The tax charge for the year can be reconciled to the profit (loss) per the income statement as follows:

	2004 HK$'000	2003 HK$'000
Profit (loss) before taxation	**24,420**	(18,463)
Less: Share of results of associates	**77**	(1,927)
	24,497	(20,390)
Tax at the domestic income tax rate of 17.5% (2003: 16%) (note)	**4,287**	(3,262)
Tax effect of expenses not deductible for tax purpose	**356**	857
Tax effect of income not taxable for tax purpose	**(2,192)**	(1,623)
Tax effect of tax losses not recognised	**1,282**	6,566
Utilisation of tax losses previously not recognised	**(3,092)**	(139)
Tax effect on deferred tax assets not recognised	**868**	610
Effect of different tax rates of subsidiaries operating in other jurisdictions	**195**	1,231
Others	**(147)**	(256)
Tax expenses of the Company and subsidiaries for the year	**1,557**	3,984

Note: The domestic tax rate in the jurisdiction where the operation of the Group is substantially based is used.

8. DIVIDEND

	2004 HK$'000	2003 HK$'000
Interim dividend paid HK$0.02 (2003: nil) per share on 171,355,871 shares	**3,427**	–
Proposed final dividend HK$0.03 (2003: nil) per share on 171,355,871 shares	**5,141**	–
	8,568	–

9. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated based on the profit for the year of HK$22,863,000 (2003: loss of HK$22,797,000) and on the weighted average number of ordinary shares of 171,355,871 (2003: 171,355,870) in issue during the year. The weighted average number of shares has been adjusted for the consolidation of every five of the Company's ordinary shares of HK$0.10 each into one ordinary share of HK$0.50 in June 2003.

No diluted earnings per share for the year has been presented because the exercise price of the Company's options was higher than the average market price for shares. No diluted loss per share is presented for last year as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

10. INVESTMENT PROPERTIES

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Properties situated in the Mainland China, held under medium-term leases	**5,160**	5,160

Investment properties were revalued on an open market value basis on 31st March, 2004 by independent professional valuers, DTZ Debenham Tie Leung Limited.

Gross rental income derived from renting of investment properties under operating leases during the year amounted to HK$419,000 (2003: HK$468,000).

11. PROPERTY, PLANT AND EQUIPMENT

	Properties for own use									
	Hong Kong	Overseas		The Mainland China				Furniture, fixtures, office equipment and motor vehicles		
	under medium-term lease HK$'000	freehold HK$'000	under short-term lease HK$'000	under long-lease HK$'000	under medium-term lease HK$'000	Transmitters and tele-communications equipment HK$'000	Machinery tools and equipment HK$'000	for own use HK$'000	for lease HK$'000	Total HK$'000
THE GROUP										
COST OR VALUATION										
At 1st April, 2003	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469
Exchange adjustments	-	611	25	-	-	-	367	541	228	1,772
Additions	-	-	-	-	-	-	589	1,059	4,547	6,195
Disposals	-	-	-	-	-	(171)	(2,505)	(4,700)	(1,975)	(9,351)
Surplus (deficit) on revaluation	350	969	117	(10)	-	-	-	-	-	1,426
At 31st March, 2004	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511
ACCUMULATED DEPRECIATION										
At 1st April, 2003	-	-	-	-	-	222	11,510	15,438	1,044	28,214
Exchange adjustments	-	-	-	-	-	-	269	464	80	813
Charge for the year	101	268	119	29	123	24	1,353	1,139	1,647	4,803
Eliminated on disposals	-	-	-	-	-	(153)	(2,347)	(4,399)	(822)	(7,721)
Eliminated on revaluation	(101)	(268)	(119)	(29)	(123)	-	-	-	-	(640)
At 31st March, 2004	-	-	-	-	-	93	10,785	12,642	1,949	25,469
NET BOOK VALUES										
At 31st March, 2004	4,800	8,565	437	1,680	1,710	38	2,223	3,838	5,751	29,042
At 31st March, 2003	4,450	6,985	295	1,690	1,710	80	3,047	4,142	3,856	26,255

An analysis of cost or valuation of the property, plant and equipment is as follows:

At cost	-	-	-	-	-	131	13,008	16,480	7,700	37,319
At 2004 professional valuation	4,800	8,565	437	1,680	1,710	-	-	-	-	17,192
	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511

Properties were revalued on an open market value basis on 31st March, 2004 based on existing use by independent professional valuers. Properties in Hong Kong were revalued by Messrs. Knight Frank. Overseas properties were revalued by Brooke Real Estate Limited. Properties in the Mainland China were revalued by DTZ Debenham Tie Leung Limited.

Had these properties been carried at cost less accumulated depreciation, the carrying amount at 31st March, 2004 would have been HK$22,286,000 (2003: HK$23,026,000).

11. PROPERTY, PLANT AND EQUIPMENT – continued

THE COMPANY

	HK$'000
MOTOR VEHICLE AT COST	
At 1st April, 2003 and 31st March, 2004	348
ACCUMULATED DEPRECIATION	
At 1st April, 2003	159
Charge for the year	38
At 31st March, 2004	197
NET BOOK VALUES	
At 31st March, 2004	151
At 31st March, 2003	189

12. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004 HK$'000	2003 HK$'000
Unlisted shares, at cost less impairment loss	**57,951**	57,409
Amounts due from subsidiaries, less allowances	**42,282**	39,320
	100,233	96,729

Particulars regarding the principal subsidiaries as at 31st March, 2004 are set out on pages 53 and 54.

The Directors are of the opinion that a complete list of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

None of the subsidiaries had any debt securities outstanding at the end of the year.

13. INTERESTS IN ASSOCIATE

	THE COMPANY	
	2004 HK$'000	2003 HK$'000
Share of net assets	**24**	7,072
Amount due from an associate	**2,215**	2,546
	2,239	9,618

13. INTERESTS IN ASSOCIATES – continued

Particulars of the associate Guangzhou Chevalier iTech Limited, which was incorporated and is operating in the Mainland China are as follows:

Form of business structure:	Corporate
Effective % of registered capital held by the subsidiary:	24%
Principal activities:	Trading of office equipment and provision of maintenance service

14. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
Held to maturity securities:				
Debt securities, unlisted	**–**	17,800	**–**	17,800
Investment securities:				
Equity securities, unlisted	**5,000**	–	**–**	–
Other investments:				
Equity securities, listed in Hong Kong	**416**	–	**–**	–
Equity securities, unlisted	**2,976**	995	**–**	–
Debt securities, listed overseas	**5,969**	–	**–**	–
Debt securities, unlisted	**108,054**	53,015	**–**	40,166
Mutual fund, unlisted	**35,354**	32,048	**–**	32,048
	157,769	103,858	**–**	90,014
Market value of listed securities				
equity securities	**416**	–	**–**	–
debt securities	**5,969**	–	**–**	–
	6,385	–	**–**	–
Carrying value analysed for reporting purposes are:				
Non-current	**5,000**	17,800	**–**	17,800
Current	**152,769**	86,058	**–**	72,214
	157,769	103,858	**–**	90,014

15. INVENTORIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Inventories held for resale	**63,455**	53,000
Consumable stores	**3,614**	3,946
	67,069	56,946

Included in the above are inventories held for resale of HK$8,842,000 (2003: HK$7,611,000) carried at net realisable value.

The cost of inventories recognised as an expense during the year was HK$381,115,000 (2003: HK$499,233,000).

16. DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors of HK$56,650,000 (2003: HK$72,201,000). An aged analysis of trade debtors as at 31st March, 2004 is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
0 – 60 days	**50,455**	63,469
61 – 90 days	**3,298**	3,389
Over 90 days	**2,897**	5,343
	56,650	72,201

The Group has established different credit policies for customers in each of its core business. The average credit period granted for trade debtors was 60 days.

17. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred	**68,151**	39,538
Recognised profits less losses	**(6,633)**	(7,052)
	61,518	32,486
Progress billings	**(62,402)**	(35,772)
	(884)	(3,286)
Represented by:		
Amounts due from customers included in current assets	**438**	1,244
Amounts due to customers included in current liabilities	**(1,322)**	(4,530)
	(884)	(3,286)

At 31st March, 2004, retentions held by customers for contract work amounted to HK$4,909,000 (2003: HK$3,637,000). No advance payments were received from customers for contract work.

18. CREDITORS, DEPOSITS AND ACCRUALS

Included in creditors, deposits and accruals are trade creditors of HK$28,613,000 (2003: HK$21,053,000). An aged analysis of the trade creditors as at 31st March, 2004 is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
0 – 60 days	**26,739**	15,289
61 – 90 days	**–**	969
Over 90 days	**1,874**	4,795
	28,613	21,053

19. DEFERRED TAXATION

The following are the major deferred tax liabilities and (assets) recognised and movements thereon during the year:

	Accelerated tax depreciation	**Tax losses**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
At 1 April 2002 and 2003	–	–	–	–
Charge (credit) to income for the year	536	(107)	(50)	379
At 31 March 2004	536	(107)	(50)	379

19. DEFERRED TAXATION – continued

No deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$495,771,000 (2003: HK$506,113,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$2,359,000 (2003: nil) that will expire in 2009. Other losses may be carried forward indefinitely.

At the balance sheet date, the Group had deductible temporary difference of HK$36,746,000 (2003: HK$30,702,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

20. SHARE CAPITAL

	2004 HK$'000	2003 HK$'000
Authorised:		
240,000,000 (2003: 1,200,000,000) ordinary shares of HK$ 0.50 (2003: HK$ 0.10) each	**120,000**	120,000
Issued and fully paid:		
171,355,871 (2003: 856,779,352) ordinary shares of HK$ 0.50 (2003: HK$ 0.10) each	**85,678**	85,678

On 13th May, 2003, 3 shares of HK$0.10 each were allotted at HK$0.464 on exercise of share options.

Pursuant to a special resolution passed at a special general meeting of the shareholders of the Company on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.10 each are consolidated into one ordinary share of HK$0.50.

Details of the share option scheme of the Company and the ultimate holding company are set out in note 27.

21. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Properties for own use revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP								
At 1st April, 2002	223,434	18,231	14	1,134	587	-	55,790	299,190
Surplus on revaluation of properties	-	-	-	392	-	-	-	392
Exchange difference on translation of financial statements of overseas subsidiaries	-	-	-	-	1,771		-	1,771
Net loss for the year	-	-	-	-	-	-	(22,797)	(22,797)
At 31st March, 2003	223,434	18,231	14	1,526	2,358		32,993	278,556
Surplus on revaluation of properties	-	-	-	1,238	-	-	-	1,238
Exchange difference on translation of financial statements of overseas subsidiaries	-	-	-	-	(1,322)	-	-	(1,322)
Net profit for the year	-	-	-	-	-	-	22,863	22,863
Dividend	-	-	-	-	-	5,141	(8,568)	(3,427)
At 31st March, 2004	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908

21. RESERVES – continued

Notes:

(i) Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition loss sustained by an associate amounting to HK$79,000 (2003: profit of HK$816,000).

(ii) The capital reserve includes amounts of HK$27,000 (2003: HK$27,000) goodwill and HK$198,000 (2003: HK$198,000) negative goodwill on consolidation.

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY						
At 1st April, 2002	223,434	6,226	14	–	21,288	250,962
Net loss for the year	–	–	–	–	(7,432)	(7,432)
At 31st March, 2003	223,434	6,226	14	–	13,856	243,530
Net profit for the year	–	–	–	–	3,260	3,260
Dividend	–	–	–	5,141	(8,568)	(3,427)
At 31st March, 2004	223,434	6,226	14	5,141	8,548	243,363

Notes:

(a) Contributed surplus represents the difference between the value of total net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for the re-organisation in 1989, less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

(b) As at 31st March, 2004, the Company's reserves available for distribution to shareholders amounted to HK$19,915,000 (2003: HK$20,082,000).

22. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into four operating divisions. These divisions are the basis on which the Group reports its primary segment information.

During the year ended 31st March, 2004, the Group had discontinued its retailing of telecommunication equipment and provision of telecommunication agency services business as disclosed in note 5. The Group had also discontinued its trading of general merchandise business in the year ended 31 March 2003.

Segment information about these businesses is presented below.

TURNOVER AND RESULTS

Year ended 31st March, 2004

	Continuing operations				Discontinued operations		Total
	Computer and business machines HK$'000	Network solution & telecom-munication systems HK$'000	Technical and maintenance services Hk$'000	Investment in securities and others HK$'000	General merchandise trading HK$'000	Telecom-munication services and retailing HK$'000	HK$'000
TURNOVER							
Total sales	433,462	121,109	46,560	124,477	-	1,818	727,426
Inter-segment sales	(48,723)	(1,850)	(5,446)	-	-	(824)	(56,843)
External sales	384,739	119,259	41,114	124,477	-	994	670,583
RESULTS							
Segment results	720	(1,668)	2,717	13,344	-	2,780	17,893
Interest income							3,035
Unallocated corporate income							4,152
Unallocated corporate expenses							(1,577)
Profit from operations							23,503
Finance costs							(22)
Share of results of an associate	(77)	-	-	-	-	-	(77)
Gain on discontinued operations	-	-	-	-	68	948	1,016
Profit before taxation							24,420
Taxation							(1,557)
Net profit for the year							22,863

22. SEGMENT INFORMATION – continued

TURNOVER AND RESULTS

Year ended 31st March, 2003

	Continuing operations				Discontinued operations		Total
	Computer and business machines HK$'000	Network solution & telecom-munication systems HK$'000	Technical and maintenance services Hk$'000	Investment in securities and others HK$'000	General merchandise trading HK$'000	Telecom-munication services and retailing HK$'000	HK$'000
TURNOVER							
Total sales	477,771	138,816	44,214	12,989	14,443	79,826	768,059
Inter-segment sales	(57,097)	(11,298)	(5,544)	–	(284)	(5,933)	(80,156)
External sales	420,674	127,518	38,670	12,989	14,159	73,893	687,903
RESULTS							
Segment results	3,121	(2,856)	1,989	(2,458)	(5,053)	(8,612)	(13,869)
Interest income							5,999
Unallocated corporate expenses							(359)
Loss from operations							(8,229)
Finance costs							(68)
Share of results of associates	1,927	–	–	–	–	–	1,927
Loss on discontinued operations	–	–	–	–	(3,115)	(8,978)	(12,093)
Loss before taxation							(18,463)
Taxation							(4,334)
Net loss for the year							(22,797)

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

22. SEGMENT INFORMATION – continued

BALANCE SHEET

As at 31st March, 2004

	Continuing operations				Discontinued operations		Total
	Computer and business machines HK$'000	Network solution & telecom-munication systems HK$'000	Technical and maintenance services HK$'000	Investment in securities and others HK$'000	General merchandise trading HK$'000	Telecom-munication services and retailing HK$'000	HK$'000
ASSETS							
Segment assets	112,672	42,292	10,872	159,530	27	2,492	327,885
Interests in an associate	2,239	–	–	–	–	–	2,239
Unallocated corporate assets							142,821
Consolidated total assets							472,945
LIABILITIES							
Segment liabilities	40,470	28,068	5,711	–	992	2,853	78,094
Unallocated corporate liabilities							11,091
Consolidated total liabilities							89,185

As at 31st March, 2003

	Continuing operations				Discontinued operations		Total
	Computer and business machines HK$'000	Network solution & telecom-munication systems HK$'000	Technical and maintenance services HK$'000	Investment in securities and others HK$'000	General merchandise trading HK$'000	Telecom-munication services and retailing HK$'000	HK$'000
ASSETS							
Segment assets	114,338	53,730	11,555	103,858	1,287	11,395	296,163
Interests in associates	9,618	–	–	–	–	–	9,618
Unallocated corporate assets							159,804
Consolidated total assets							465,585
LIABILITIES							
Segment liabilities	17,954	34,913	16,756	13	3,995	9,855	83,486
Unallocated corporate liabilities							17,679
Consolidated total liabilities							101,165

22. SEGMENT INFORMATION – continued

OTHER INFORMATION

Year ended 31st March, 2004

	Continuing operations				*Discontinued operations*		*Total*
	Computer and business machines HK$'000	Network solution & telecom-munication systems HK$'000	Technical and maintenance services Hk$'000	Investment in securities and others HK$'000	General merchandise trading HK$'000	Telecom-munication services and retailing HK$'000	HK$'000
Capital additions	**4,558**	**486**	**226**	**925**	**-**	**-**	**6,195**
Depreciation	**2,262**	**896**	**969**	**676**	**-**	**-**	**4,803**
Surplus on revaluation of properties	**-**	**-**	**-**	**828**	**-**	**-**	**828**

Year ended 31st March, 2003

	Continuing operations				Discontinued operations		Total
	Computer and business machines HK$'000	Network solution & telecom-munication systems HK$'000	Technical and maintenance services Hk$'000	Investment in securities and others HK$'000	General merchandise trading HK$'000	Telecom-munication services and retailing HK$'000	HK$'000
Capital additions	1,977	1,465	22	2,951	6	174	6,595
Depreciation	1,584	1,210	906	632	-	512	4,844
Impairment loss property, plant and equipment	-	-	-	-	-	1,218	1,218
Deficit on revaluation of properties	-	-	-	78	-	-	78

Geographical segments

The Group's operations in sales of computer and business machines and telecommunication systems, provision of technical and maintenance services and network solution services are carried out in Hong Kong and Thailand. The discontinued operations, retailing of telecommunication equipment and provision of telecommunication agency services and trading of general merchandise were carried out in Hong Kong. The following table provides an analysis of the Group's turnover by geographical market:

Turnover by geographical market

	2004		2003	
	HK$'000	**%**	HK$'000	%
Hong Kong	**516,689**	**77**	511,653	74
Thailand	**124,176**	**19**	123,699	18
Others	**29,718**	**4**	52,551	8
	670,583	**100**	687,903	100

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amounts of segment assets				**Additions to property, plant and equipment**			
	2004		2003		**2004**		2003	
	HK$'000	**%**	HK$'000	%	**HK$'000**	**%**	HK$'000	%
Hong Kong	**393,357**	**83**	380,733	82	**3,182**	**51**	3,215	49
Thailand	**65,042**	**14**	66,483	14	**3,003**	**48**	3,245	49
Others	**14,546**	**3**	18,369	4	**10**	**1**	135	2
	472,945	**100**	465,585	100	**6,195**	**100**	6,595	100

23. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors of the Company are as follows:

	2004 HK$'000	2003 HK$'000
Fees	**240**	238
Salaries, allowances and benefits in kind	**–**	505
Retirement benefits scheme contributions	**–**	25
	240	768

Except for the directors' fees of HK$240,000 (2003: HK$238,000) paid to the Independent Non-executive Directors, no other emoluments were paid or are payable to the Independent Non-executive Directors during the two years ended 31st March, 2004.

The emoluments of the Directors fall within the following bands:

	Number of directors	
Bands	**2004**	2003
Nil – HK$1,000,000	**7**	8

In addition to the directors' emoluments disclosed above, four (2003: four) directors received remuneration totalling HK$15,259,000 (2003: HK$16,173,000) from the Company's ultimate holding company in respect of their services to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

The emoluments of the five (2003: five) highest paid individuals were as follows:

	2004 HK$'000	2003 HK$'000
Salaries, allowances and benefits in kind	**3,354**	3,943
Retirement benefits scheme contributions	**215**	200
	3,569	4,143

The emoluments of these five (2003: five) highest paid individuals fall within the following bands:

	Number of individuals	
Bands	**2004**	2003
Nil – HK$1,000,000	**5**	3
HK$1,000,001 – HK$1,500,000	**–**	2

24. CHARGE OF ASSETS

At 31st March, 2004, freehold properties with an aggregate carrying value of HK$ 8,070,000 (2003: HK$6,603,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

25. CONTINGENT LIABILITIES

At 31st March, 2004, the Company had contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$3,102,000 (2003: HK$5,421,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$2,053,000 (2003: HK$1,405,000.)

26. OPERATING LEASE

(a) The Group as lessee

At 31st March, 2004, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
Within one year	**3,356**	6,287	**92**	123
In the second to fifth year inclusive	**–**	3,231	**–**	92
	3,356	9,518	**92**	215

Leases are negotiated and rentals are fixed for an average term of 2 years.

(b) The Group as lessor

All the investment properties were leased out for a period of one year and the Group did not have any renewal options given to the lessees. The future minimum lease payments receivable by the Group within one year under non-cancellable operating leases amounted to HK$135,000 (2003: HK$406,000).

27. SHARE OPTION SCHEMES

(a) Option of the Company

The share option scheme of the Company (the "Old CiTL Scheme") which was adopted on 30th September, 1991 expired on 29th September, 2001 but its term remain in full force and effect in respect of the outstanding options previously granted. At 1st April, 2002 and 31st March 2003, there were options granted under the Old CiTL Scheme outstanding entitling the holders to subscribe for 28,550,000 shares at an exercise price of HK$0.4640. These options were granted on 17th December, 1999 with vesting period from 17th December, 1999 to 29th June, 2000 and exercisable during the period from 30th June, 2000 to 29th June, 2003. During the year ended 31st March, 2004, 3 options were exercised. As a result of the consolidation of the Company's ordinary shares as disclosed in note 20, the remaining options entitled the holders thereof to subscribe for 5,709,999 new shares of the Company at an adjusted price of HK$2.32 per share. These remaining options were lapsed on 29th June, 2003.

The Company's new share option scheme (the "CiTL Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The CiTL Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the CiTL Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the CiTL Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the CiTL Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors of the Company and CIHL. Where any grant of options to a substantial shareholder or any independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's and CIHL's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 for each lot of option granted. An option may be exercised in accordance with the terms of the CiTL Scheme at any time during the effective period of the CiTL Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options were granted during the years ended 31st March, 2003 and 2004 under the CiTL Scheme.

(b) Option of the ultimate holding company

Under the share option scheme which was adopted by CIHL on 30th September, 1991 (the "Old CIHL Scheme"), the Board of Directors of CIHL has granted certain options to eligible employees, including directors of the Company, to subscribe for 24,150,000 shares in CIHL at an exercise price of HK$0.488. These options were granted to the directors on 17th December, 1999 with vesting period from 17th December, 1999 to 29th June, 2000 and exercisable during the period from 30th June, 2000 to 29th June, 2003. As a result of the consolidation of CIHL's shares, these options entitled the holders to subscribe for 4,830,000 new shares of CIHL at an adjusted price of HK$2.44 per share. These option were lapsed on 29th June, 2003.

28. RETIREMENT BENEFITS

The Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") for the benefits of the Hong Kong employees. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of relevant payroll costs to the Scheme, which contribution is matched by the employee.

The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Where there are employees who leave the ORSO scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$569,000 (2003: HK$1,169,000).

The total cost charged to income statement of HK$3,682,000 (2003: HK$4,087,000) represents contributions pay and payable to these schemes by the Group in respect of the current accounting period net of forfeited contributions. As at 31st March 2004, contributions of HK$250,000 (2003: HK$285,000) due in respect of the reporting period had not been paid over to the schemes.

29. RELATED PARTY TRANSACTIONS

The Company's ultimate holding company, CIHL and its subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 28th March, 2003, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2004 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$2,376,000 (2003: HK$3,055,000). The management agreement expired on 28th March, 2004 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and business machines to and provided maintenance service to wholly-owned subsidiaries of CIHL totalling HK$4,492,000 (2003: HK$4,409,000). The price is determined with reference to market rates.

(c) During the year, the Group paid rentals determined with reference to market rates amounting to HK$3,488,000 (2003: HK$5,042,000) to wholly-owned subsidiaries of CIHL, for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$4,167,000 (2003: HK$4,295,000) and HK$1,483,000 (2003: HK$2,470,000) respectively to a wholly-owned subsidiary of CIHL to cover its cost for services provided to the Group.

The outstanding balance due from the ultimate holding company arising from the above transactions and payment of recurrent expenses on behalf of the Group as at 31st March, 2004 amounted to HK$245,000 whereas the outstanding due to the ultimate holding company as at 31st March, 2004 amounted to HK$6,290,000.

29. RELATED PARTY TRANSACTIONS – continued

Apart from the above, the Group obtained repayment from an associate during the year. The amount outstanding at 31st March, 2004 is HK$2,215,000 (2003: HK$2,546,000).

The balance with the ultimate holding company is unsecured and interest-free. The balance with the associate is unsecured, interest-free and the Company has no intention to demand repayment from the associate in the next financial year.

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Directly held by the Company:						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier iTech (S) Pte. Ltd.	Singapore	Ordinary	S$500,000	500,000	100	Trading of business machines
Chevalier iTech Thai Limited#	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	100 100	Trading of computer and business machines
Chevalier Telecom (Thailand) Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	Trading of telecommunication equipment
Sup Aswin Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
Indirectly held by the Company:						
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading and servicing of computer system and equipment
Chevalier iTech Services Limited (Formerly known as Chevalier OA (China) Limited)	Hong Kong	Ordinary	HK$2	2	100	Trading and servicing of of computer and business machines
Chevalier (Network Solutions) Limited	Hong Kong	Ordinary	HK$2	2	100	Network systems and solution services
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading of computer and business machines and provision of repair and maintenance services

Principal Subsidiaries

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Guangzhou Chevalier iTech Services Co., Ltd.	The Mainland	Not applicable	HK$5,000,000	Not applicable	100	Maintenance services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$365,002	365,002	100	Installation of satellite antennae
Chevalier (Biotech) Limited (Formerly known as Chevalier (Telecom) Limited)	Hong Kong	Ordinary	HK$2	2	100	Investments in securities
Chevalier iTech Limited (Formerly known as Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading of business machines and investments in securities
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and investments in securities

All the subsidiaries in the Mainland China are wholly foreign owned enterprises.

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.